04027605

P.E.
4-1-04

APR 2 2 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

PROCESSED
APR 29 2004
THOMSON
FINANCIAL

SR Telecom Inc.
(Translation of registrant's name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SR TELECOM INC.

By: /s/ David L. Adams

Name: David L. Adams
Title: Senior Vice-President, Finance and Chief Financial Officer

Date: April 21, 2004

300122819v1

Exhibit Index

Exhibit Number	Description
99.1	The registrant's Annual Report for the year ended December 31, 2003

300122819v1



SR Telecom

ANNUAL REPORT | 2003

Corporate Profile

SR Telecom is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying the interoperability of products and technologies.

SR Telecom was founded in 1981 and became a publicly-traded company in 1986. Its shares are traded on the Toronto Stock Exchange under the symbol SRX, and on the Nasdaq National Exchange under the symbol SRXA. The Company's headquarters are located in Montreal, Canada, and it maintains project and regional sales offices around the world.

Financial Highlights

Years ended December 31 (in thousands of dollars, except per share amounts)

	2003	2002
	$	$
EARNINGS INFORMATION		
Revenue	**127,881**	196,903
Net loss	**(44,755)**	(20,885)
Net loss per share	**(6.21)**	(3.82)
FINANCIAL POSITION		
Total assets	**289,775**	320,805
Working capital	**67,339**	82,486
Cash and short-term investments	**11,665**	41,933
Long-term debt[1]	**131,437**	140,300
Shareholders' equity	**91,740**	102,326
OTHER INFORMATION		
Weighted average no. of shares outstanding (000)	**7,207**	5,473
Employees[2]	**987**	1,053

(1) Long-term debt includes the current portion of long-term debt, capital leases, lease liability and long-term liability.

(2) Includes 233 CTR employees (2002 – 244).



message from the chairman

PAUL A. DICKIE, CHAIRMAN OF THE BOARD

In terms of revenues, fiscal 2003 clearly did not live up to our expectations. Through much of the year, the extended retrenchment in the global telecommunications industry persisted. In fact, in our particular niche—the fixed wireless sector—the first signs of a return to health did not begin to occur until very near the end of the year. Exacerbating this situation was the political turmoil in the Middle East, where we have traditionally been very active.

Despite these challenges, SR Telecom embarked upon several initiatives designed to significantly strengthen our competitive position in the rapidly evolving fixed wireless access marketplace. Chief among these was the acquisition of Netro Corporation, a leading U.S. developer and provider of broadband fixed wireless access products. SR Telecom has long been recognized as one of the world's premiere providers of robust and high-quality fixed wireless technology, and the acquisition has allowed us to make a decisive entry into the rapidly expanding broadband marketplace. The solutions we added to our portfolio in the transaction—**angel** and **airstar**—provide us with a depth and breadth of technology that is unsurpassed. Further, these platforms enable us to vigorously pursue a number of identified opportunities within our existing customer base and to compete for new infrastructure projects that we would not otherwise have been in a position to bid on.

The Netro acquisition also gave us the opportunity to list the Company's shares on the Nasdaq National Exchange. After shareholder approval for our 1:10 share consolidation, on September 3, 2003 SR Telecom began trading on the Nasdaq, a move that increases our visibility in the United States and gives us access to a much broader investment community.

In the midst of very difficult circumstances, these were significant achievements. I am confident that our initiatives in 2003 will serve the Company well for many years to come, and I am pleased to welcome our new shareholders in the United States to SR Telecom.

I would also like to take this opportunity to thank all of our stakeholders for their continuing support. I am particularly grateful to my colleagues on the Board of Directors for the considerable time and energy they have invested over the past year, and to our employee and management teams, who continue to make extraordinary efforts on the Company's behalf. I believe that the ability we have demonstrated over the past few months to sell our new products within our established commercial networks holds out the prospect of a substantially brighter future. We look forward to returning greater value to all of our shareholders in the year ahead.

P.A. Dickie

Paul A. Dickie
Chairman of the Board



message from the president

PIERRE ST-ARNAUD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholders,

I am pleased to have this opportunity to discuss the significant events at SR Telecom in fiscal 2003 and to provide you with some insight into our plans and expectations for 2004. As Paul Dickie remarks in his Chairman's message, from a financial perspective the past year was one of the most challenging in our history. From an operational and strategic standpoint, however, our Company made some very substantial advances. The most momentous event was our acquisition of Netro Corporation, which ushered in a new era in our history.

Financial Overview

Let me first provide an overview of our financial picture in 2003. Our revenues for the year did not come up to the levels we achieved in fiscal 2002. Given the market conditions that existed when the year began, we anticipated a certain level of decline. Nevertheless, the extent of the shortfall was a serious disappointment.

Our revenues throughout 2003 were severely impacted by a combination of factors. First, our segment of the telecommunications industry did not recover from its extended slump as soon as we expected it would. The fixed wireless access markets in which we are active only began to see renewed activity towards the end of the calendar year.

Second, the ongoing political difficulties in the Middle East postponed a number of contract opportunities. Traditionally, this has been a very significant market for us.

Third, there were certain major projects around the world in which we expected to participate that took much longer to finalize than we originally anticipated. These circumstances presented SR Telecom with some very serious challenges.

In the midst of these challenges, we seized upon significant new opportunities.

For over two decades, we have been guided by a single mission: to provide our customers from around the world with the fixed wireless technology they need to satisfy the demands of their specific markets. In fulfilling this mission, we have always managed to provide our customers with the most advanced, flexible and robust products available.

Indeed, we have led the way in bringing telecommunications networks to rural and remote areas of the world that would otherwise have remained beyond the reach of traditional wireline technology. Through our activities, we have built a customer base in over 120 countries.

Over time, the needs of this customer base have steadily evolved and grown more sophisticated, and we have consistently committed our efforts to developing a product offering to meet these changing requirements. This commitment has driven all our R&D and acquisition strategies.

Throughout most of our history, what our customers required was voice-only telephony. Over the past year or two, however, the marketplace has begun to experience a fundamental shift. Today, technological innovation has made it possible to bring high-speed data connectivity and carrier-class services to the farthest-flung regions of the world.

Increasingly, these are the capabilities our customers want. And with the advances we made in 2003, these are the capabilities we can now deliver.

Entering the Broadband Marketplace

Addressing the expressed needs of our customers led us to acquire the **angel** and **airstar** products from Netro Corporation. With these state-of-the-art products, we signaled our entry into the broadband wireless access arena and significantly expanded the scope of our activities.

angel is the industry's first mass-deployed, high-capacity, non-line-of-sight (NLOS) system to offer carrier-class voice and broadband packet data services in the 2.3 and 3.5 GHz frequency bands. NLOS technology translates into lower costs, simpler installations, and greater subscriber coverage.

airstar is a high-capacity, carrier-class broadband fixed wireless access solution designed to solve the last-mile bottleneck. It is deployed quickly and economically handles a wide range of communication services for businesses and mobile backhaul.

Adding these products to our portfolio has immediately positioned us as a major player in a marketplace that holds out more potential for growth than any we have participated in thus far.

In fact, a leading independent research firm estimates that there will be a demand for approximately 10 million broadband fixed wireless access lines throughout the world over the next few years. To put this in perspective, in roughly 25 years as a leader in the fixed wireless industry, SR Telecom has deployed just over 2 million lines. So the opportunities now open to us are considerable.

Contract wins for angel and airstar

In the months since acquiring these products, we have already begun to realize this growth potential. The contracts we have recently won illustrate this.

- China Unicom selected **airstar** to build high-performance networks in Beijing, Shenzhen and five other major cities in Eastern China.
- **airstar** was also selected by a leading telecommunications service provider in Mexico for a broadband fixed wireless access network in support of mission-critical network redundancy services to the financial community.
- Czech Radio selected **angel** for a wireless local exchange carrier infrastructure to deliver telephony and data services in 26 major cities throughout the Czech Republic.
- PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia, selected **airstar** for projects in the Java, Kalimantan and Sulawesi regions of Indonesia.
- Globalcom Data Services Company, a public wireless access network provider in Lebanon, selected **angel** for a network that will deliver high-speed Internet services to residential customers in and around eight Lebanese cities.

- **angel** was also chosen by Telefonica for a 100,000 line multi-service broadband network in Spain. We are currently engaged in the pilot phase with Siemens, the network integrator, and expect this project to get fully underway sometime during the first half of 2004.

- Subsequent to year-end, a major telecommunications provider in Southeast Asia selected **angel** for a metropolitan development project. The product's capabilities will enable the service provider to deliver voice and high-speed Internet access services to all communities within a radius of 30 kilometers from the center of the city.

- Belltel, a full service telecommunications provider in the Philippines, will be using **angel** for a voice and high-speed Internet project in the business and high-end residential sectors in Manila.

- Ikatel, a subsidiary of France Telecom, selected **angel** for a voice and broadband data project in Bamako, the capital of Mali. This marked the first commercial deployment of the **angel** product in Africa.

In short, our new broadband products are making very strong inroads throughout the world, and are being adopted by our traditional customer base as well as by new customers.

We anticipate that these markets will continue to grow as more systems are deployed and demonstrate their value. While many of the contracts we have been awarded to date are for smaller projects, they are with a greater variety of different network operators and access providers. And we are seeing that these smaller initial projects can quickly evolve into much larger deployments.

Introducing SR500*ip*™

Early in 2004, we also announced another significant achievement with the launching of **SR500*ip***, our next generation point-to-multipoint fixed wireless access system. This new system integrates high-speed Internet access and carrier-class voice in a cost-efficient network designed for rural communities. Developed in house by our R&D team, **SR500*ip*** builds upon the universally recognized strengths of our **SR500** platform, and is compatible with part of this platform, which will provide us with huge opportunities in our installed customer base for many years to come. With **SR500*ip***'s ability to double the capacity of a given network, our customer base can now offer advanced services to more people in remote areas.

With the launch, we also secured our first orders from a major incumbent carrier in Southeast Asia, which will use the **SR500*ip*** for the expansion of its extensive rural telecommunications infrastructure. Upon the successful deployment of the initial systems, we expect that the carrier's expansion program will lead to the deployment of more than 200,000 lines over the next few years.

CTR Developments

While we remain committed to finding a buyer for our Comunicacion y Telefonia Rural (CTR) subsidiary, economic conditions make this unlikely in the near future. However, we continue to work towards increasing CTR's voice and Internet revenues.

In this regard, there have been a number of positive developments. Currently, we are engaged in a pilot project that is part of our initiative to deploy up to 6,000 lines into several urban areas using surplus **angel** inventory. Subsequent to year-end we received a ruling from Subtel, the Chilean regulator, which permits CTR to increase its access tariffs significantly. We expect that the effect of this increase will be to increase CTR's operating cash flow by more than CDN$1.5 million on an annualized basis. These measures will help CTR significantly improve its operating performance. Also subsequent to year-end, we renegotiated our debt repayment schedule with CTR's lenders, and reduced our payments due in 2004 from US$9 million to US$5.5 million.

Operational Achievements

The past year was also a demanding one for the employees of SR Telecom. Integrating the **angel** and **airstar** products, manufacturing, R&D and sales force into our own operations was an enormous task, and one which was carried out quickly and efficiently. Even with the integration, we have kept our staff count to pre-acquisition levels. In the midst of this activity, we also managed to set up a new and highly efficient manufacturing facility in Montreal.

I am especially proud that SR Telecom was officially recognized in the Large Manufacturing Sector at the Grand Prix québécois de la qualité awards ceremony, where we were singled out for the continuous improvements in the quality of our products and services as well as our manufacturing and management processes.

Financing Initiatives

In the first months of 2004, I am pleased to report that we completed a very successful round of equity financing. The public and private placements raised total gross proceeds of approximately $50 million, which I believe confirms the investment community's belief in our business plan and future prospects. This financing has provided us with significant additional liquidity and financial flexibility.

Debt reduction remains a key preoccupation. In fiscal 2003 we repaid over $20 million of outstanding debt; over the past three years, we have repaid close to $40 million. Given the economic uncertainty over this period, this represents a major achievement.

Outlook

The first half of fiscal 2004 will continue to be challenging. We are very focused on reducing our costs further in order to bring them in line with our anticipated revenues. Some hard decisions are currently being implemented.

However, the contracts we are securing with our new broadband products should have a very positive impact on our 2004 revenues. With the cost reduction initiatives we are pursuing,

I am confident that we will achieve profitability in the second half of the year as purchase orders are received and the new contract awards we expect are finalized.

I am very grateful for the dedication and determination shown by our employee and management teams in sometimes adverse circumstances over the past year, and I wish to thank them sincerely for their efforts. I would also like to thank our Board of Directors, whose guidance has been instrumental in helping the Company negotiate the various challenges we faced over the course of the year. Finally, I would like to express my appreciation to you, our shareholders, for the confidence you continue to express in SR Telecom.

PSt-Arnaud

Pierre St-Arnaud
President and CEO

Five-year financial review

	2003	2002	2001	2000	1999
Operating Results ($000's)					
Revenues	127,881	196,903	161,487	191,512	193,942
Operating (loss) earnings	(41,019)	(2,125)	(69,855)	6,610	16,263
Net (loss) earnings from continuing operations	(44,755)	(20,885)	(62,924)	(5,922)	8,568
Net (loss) earnings for the year	(44,755)	(20,885)	(16,065)	(52,781)	7,307
Financial position ($000's except ratios)					
Total assets	289,775	320,805	336,370	406,386	346,849
Working capital	67,339	82,486	95,250	64,141	45,098
Long-term debt[1]	131,437	140,300	149,439	151,629	129,280
Net cash flows relating to operating activities	(44,631)	33,305	56,787	(118,101)	32,750
Capital expenditures	5,714	3,590	9,498	22,872	50,680
Capital stock	180,866	147,985	147,230	133,345	60,710
Shareholders' equity	91,740	102,326	122,456	129,343	112,360
Long-term debt to equity ratio	1.43	1.37	1.22	1.17	1.15
Basic and diluted per share data ($)					
(Loss) earnings from continuing operations	(6.21)	(3.82)	(12.54)	(1.40)	2.42
Net (loss) earnings for the year	(6.21)	(3.82)	(3.20)	(12.46)	2.06
Dividends paid per share					
Shareholders' data					
Number of shares outstanding (000's)	10,467	5,523	5,455	4,592	3,558
Market price range (CDN$ per share)					
High	8.80	27.50	44.00	132.00	52.00
Low	5.50	7.00	11.00	27.00	19.00

[1] Long-term debt includes the current portion of long-term debt, capital leases, lease liability and long-term liability.

SR Telecom's Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. ("SR Telecom" or "the Corporation") for the years ended December 31, 2003, 2002 and 2001. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this annual report which includes this MD&A describes our expectations on February 24, 2004. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom's annual audited consolidated financial statements contained elsewhere in this annual report.

SR Telecom's consolidated financial statements have been prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles). There are several differences between US GAAP and Canadian GAAP, some of which can yield material differences in reported data. For the US GAAP reconciliation, see note 30 to the accompanying audited consolidated financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom's sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural ("CTR"), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Critical Accounting Policies

SR Telecom's consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom's management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom's critical accounting policies.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or "turnkey" contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom's usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom's warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom's historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom's assumptions, additional reserves may be required.

Assessment of Impairment of Long-lived Assets

Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets": This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's results from operations or financial position.

Prior to April 1, 2003, the Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom's subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries' accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment ("Wireless") and the second is the Telecommunications Service Provider Business Segment ("CTR").

The Acquisition of Netro Corporation

On March 27, 2003, the Corporation signed an agreement and plan of merger with Netro to acquire all of the issued and outstanding shares of Netro in exchange for 4.1 million common shares of SR Telecom at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced. On September 4, 2003, SR Telecom concluded the acquisition of Netro. The results of operations of Netro subsequent to September 4, 2003 are included in the Wireless operations segment. Refer to note 3 to the accompanying annual audited consolidated financial statements included in this annual report that fully describes the transaction.

The following table outlines the breakdown of revenues by segments:

	Years Ended December 31		
	2003	2002	2001
Wireless Telecommunications Products Business Segment	**89.0%**	91.9%	87.7%
Telecommunications Service Provider Business Segment	**11.0%**	8.1%	12.3%

In 2003, Wireless Telecommunications Products revenue ("wireless revenue") decreased as a percentage of total revenue to 89.0% from 91.9% in 2002. This decrease results from a sharper decline in wireless products revenue in 2003 than the more modest decline that was experienced in Telecommunications Service Provider revenue. Telecommunications Service Provider revenue as a percentage of total revenue increased to 11.0% in 2003 from 8.1% in 2002. Major contract awards from longstanding customers increased wireless revenue as a percentage of total revenue to 91.9% in 2002 from 87.7% in 2001. In 2002, Telecommunications Service Provider revenue decreased to 8.1% from 12.3% in 2001.

For the years ended December 31, 2003 versus December 31, 2002 and 2001

Wireless Telecommunications Products Business Segment

(in 000's)	2003					2002					2001				
	Q1	**Q2**	**Q3**	**Q4**	**Total**	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	**25,964**	**27,039**	**22,796**	**38,018**	**113,817**	40,559	45,291	48,079	47,100	181,029	29,778	29,670	39,373	42,776	141,597
Cost of revenue	**13,987**	**13,573**	**13,471**	**19,971**	**61,002**	20,350	23,735	22,862	22,369	89,316	17,137	16,235	20,763	20,965	75,100
Gross profit	**11,977**	**13,466**	**9,325**	**18,047**	**52,815**	20,209	21,556	25,217	24,731	91,713	12,641	13,435	18,610	21,811	66,497
Gross profit percentage	**46%**	**50%**	**41%**	**47%**	**46%**	50%	48%	52%	53%	51%	42%	45%	47%	51%	47%
Operating (loss) earnings from continuing operations	**(5,122)**	**(4,259)**	**(13,075)**	**(10,441)**	**(32,897)**	2,020	1,423	3,318	(2,250)	4,511	(2,938)	(6,784)	669	1,120	(7,933)
Net loss (earnings)	**(7,869)**	**(7,229)**	**(14,988)**	**(12,202)**	**(42,288)**	176	(2,494)	2,608	(4,175)	(3,885)	(1,531)	(6,460)	228	1,416	(6,347)

	Percent of Revenue		
	2003	2002	2001
Revenue	**100%**	100%	100%
Cost of revenue	**54%**	49%	53%
Gross profit	**46%**	51%	47%
Agents commissions	**3%**	8%	13%
Selling, general and administrative expenses	**45%**	26%	24%
Research and development expenses, net	**24%**	12%	13%
Restructuring, asset impairment and other charges	**3%**	3%	3%
Total operating expenses	**75%**	49%	53%
Operating (loss) income	**(29%)**	2%	(6%)
Interest expense, net	**(5%)**	(3%)	(4%)
Gain on repurchase of debentures	**1%**	–	–
(Loss) gain on foreign exchange	**(9%)**	(1%)	3%
Income tax recovery	**5%**	–	2%
Net loss	**(37%)**	(2%)	(5%)

Revenue

Revenue by geographic area based on the location of SR Telecom's customers is as follows for the years ended December 31, 2003, 2002 and 2001:

	Revenue (in 000's)			Percent of Wireless Revenue		
	2003	2002	2001	**2003**	2002	2001
Europe, Middle East and Africa	**51,468**	80,871	43,271	**45%**	45%	30%
Asia	**41,293**	86,125	70,680	**37%**	48%	50%
Latin America	**11,712**	7,833	22,004	**10%**	4%	16%
Other	**9,344**	6,200	5,642	**8%**	3%	4%
	113,817	181,029	141,597	**100%**	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms increased from 30% in 2001 to 45% in 2002 and 2003. In 2003, revenue decreased in dollar terms due to a decline in shipments for large turnkey projects to the region compared to the prior year, where two new contracts in Saudi Arabia were signed by the Corporation. Sales to Asia also declined in 2003 as compared to 2002 and 2001, due to the result of large contracts with Telstra Corporation Limited, the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand that were substantially completed in 2003. Revenue in Latin America as a percentage of wireless revenue declined from 16% in 2001 to 4% in 2002 but increased to 10% in 2003. This increase in dollar and percentage terms, for the twelve-month period ended December 31, 2003 as compared to the same period in 2002 is a result of sales of SR Telecom's newly acquired **airstar** product line to the region. The decrease in 2002 compared to 2001 is due to the fact that the shipments to Axtel were completed in the first half of 2001.

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2003 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2003	**2003**
Telstra Corporation Limited	**15,766**	**14%**

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2002 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2002	2002
Saudi Telecom Company	31,295	17%
Telstra Corporation Limited	32,881	18%
	64,176	35%

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2001 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2001	2001
Rural Telephone Services Company Limited	25,001	18%
Department of Transport and Communications of the Philippines	18,114	13%
	43,115	31%

Revenue

For the year ended December 31, 2003, revenue decreased to $113.8 million from $181.0 million for the year ended December 31, 2002. This decrease was a function in the decline of both equipment revenue and service revenue. Equipment sales decreased by 41% to $85.7 million in 2003 from $146.1 million in 2002. This decrease in annual revenue is primarily due to the substantial completion of major contracts including Saudi Telecom Company, Rural Telephone Services of Thailand and Department of Transport and Communications of the Philippines during 2003. Equipment sales increased by 50% to $146.1 million in 2002 from $97.4 million in 2001. The increase was the result of increased revenues generated from the aforementioned contracts. Service revenue decreased by $6.7 million in 2003 to $28.2 million from $34.9 million in 2002 as the service components of the major turnkey projects were finalized. During 2003, there have been delays in securing new long-term contracts partially due to regulatory issues and the political situation in the Middle East. Service revenue decreased by $9.3 million in 2002 to $34.9 million primarily as a result of the timing of work performed on various contracts in progress. The Corporation does not expect revenue to improve in the first half of 2004, however, expects significant improvements in the second half as purchase orders are received under recently awarded contracts and pending contract awards.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 46% for the year ended December 31, 2003, from 51% for the year ended December 31, 2002. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 48% in 2003, from the 59% levels experienced in 2002. This decrease resulted from variations in sales mix including sales of lower margin products such as **angel** and **airstar**, and is also due to an increase in under-absorbed overhead costs in 2003. Services gross profit increased to 43% in 2003 from 14% in 2002 as better margins were experienced on product repairs as well as positive contributions from renegotiations of certain services on turnkey projects.

Equipment gross profit improved to $86.8 million or 59.4% in 2002 from $50.5 million or 51.8% in 2001 due to higher overall volumes and the impact of production and supply chain efficiencies. Service gross profit was $4.9 million for the year ended December 31, 2002, as compared to $16.0 million for the year ended December 31, 2001. Service gross profit was negatively affected in 2001 and 2002 by political disruptions that impacted the delivery schedule on two major turnkey contracts in progress. Delayed contract awards in other jurisdictions resulted in gross profit erosion due to unanticipated mobilization and demobilization costs.

Going forward, it is expected that the gross profit percentage will decrease from the current quarter's gross profit, due to the increase in expected revenues of the lower margin **airstar** and **angel** products.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom's international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue decreased to 3% or $3.3 million in the twelve-months ended December 31, 2003 from 8% or $13.9 million and 13% or $18.4 million in the twelve-months ended December 31, 2002 and 2001, respectively. The decrease in commissions as a percentage of revenue commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions. The jurisdiction and equipment mix changed significantly in 2002, partly due to the effect of the purchase of the **swing** product line from Lucent in 2001, and in 2003 with the addition of **airstar** and **angel**. This figure is expected to increase in 2004 compared to the last quarter of 2003 due to the change in expected product mix in 2004.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses. Selling, general and administrative expenses increased to $52.2 million as at December 31, 2003, compared to $47.1 million in 2002. This was due to the inclusion of Netro, which resulted in an approximate increase of $6.1 million in SG&A expense in the four-month period since its acquisition in September of 2003. This increase was partially offset by cost reductions achieved as a direct result of restructuring efforts. Selling, general and administrative expenses increased by $13.7 million or 41% to $47.1 million in 2002 from $33.3 million in 2001. The commencement of operations in France, subsequent to the asset acquisition from Lucent, accounts for $8.4 million of the increase in 2002. The Corporation is currently implementing additional ways to reduce its cost base in order to bring costs in line with the current and anticipated level of revenue.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom's products, net of government investment tax credits associated with these activities.

Research and development expenses on a comparable basis increased to $27.2 million in 2003 from $21.3 million in 2002. The increase is due to additional research and development costs of $3.6 million incurred as a result of the acquisition of Netro and a reduction in the amount of investment tax credits being recognized that offset research and development expense. As of July 1, 2003, the Corporation has ceased the recognition of further Federal investment tax credits since there is limited assurance that these credits would be realized in the near term. Net research and development expenditures in 2002 increased by $2.3 million to $21.3 million or 12% over 2001. This was mainly as a result of expenditures related to the addition of the **swing** product line and to the launch of the **stride**2400 product. The Corporation is currently implementing programs which will reduce research and development costs in the latter part of 2004.

Restructuring, Asset Impairment and Other Charges

For the year ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The write off of the assets of $1.4 million relates to the discontinuation of research and development on the **shift** product line as the Corporation identified that the market opportunities for **shift** will be better served by **angel**.

For the year ended December 31, 2002, restructuring charges of $4.9 million were accrued. These charges were also composed primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations and lease cancellation costs relating to the closure of a research and development site in Montreal. In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees, and 12 general and administrative employees.

In June 2001, restructuring charges of $3.7 million were accrued. This amount consisted primarily of severance and related costs resulting from cost reduction initiatives and the rationalization of international operations. In total, 35 employees were terminated including 12 project management employees, 12 sales and marketing employees, and 11 general and administrative employees.

It is expected that additional restructuring charges will be incurred in the near term to bring the cost base in line with anticipated revenue.

Interest Expense

Interest expense was $5.7 million for the year ended December 31, 2003, compared to $6.2 million for the same period in 2002. The decrease in interest expense is mainly due to the forgiveness of interest payable relating to a government program. Interest expense in 2001 was $5.4 million. Going forward, the Corporation expects interest expense to be similar to the amounts recorded in 2003.

Gain on Repurchase of Debentures

For the quarter ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures.

Foreign Exchange

The foreign exchange loss of $10.0 million for the year ended December 31, 2003, compared to $2.0 million in the year ended December 31, 2002, and a foreign exchange gain of $4.5 million in 2001, resulted from the fluctuation in the value of the Canadian dollar compared to the US dollar and the Euro. The revaluation of the Corporation's US dollar denominated accounts receivable and cash balances is the main reason for the increase.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. SR Telecom's change in effective tax rates in the year as compared to previous years reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased to recognize additional tax loss carry-forward benefits, resulting in a lower tax recovery than in 2002 and 2001. The income tax provision is also affected by the geographic distribution of earnings mix.

Backlog

Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected SR Telecom's order book. Backlog at the end of 2003 stood at $27 million, the majority of which is expected to be delivered in the next twelve months, down from $82 million at the end of 2002 and from $150 million at the end of 2001. SR Telecom's backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation's current backlog is now comprised of many short-term orders that turn over more quickly than in the past. Currently, significant orders are expected to be generated from the introduction of the newly acquired product lines, **airstar** and **angel**, and from increased activity in a number of SR Telecom's traditional markets. However, the timing of these orders cannot be identified with certainty.

Telecommunications Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR's management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the **angel** inventory purchased from Netro and an increase in access charges will also contribute to this objective.

(in 000's)			2003					2002					2001		
	Q1	**Q2**	**Q3**	**Q4**	**Total**	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	**3,637**	**3,567**	**3,247**	**3,613**	**14,064**	4,905	3,736	3,531	3,702	15,874	5,583	4,776	4,219	5,312	19,890
Operating expenses	**5,515**	**4,927**	**5,753**	**5,991**	**22,186**	6,179	5,498	5,515	5,318	22,510	6,524	5,514	4,845	6,929	23,812
Operating loss from continuing operations before non-recurring items	**(1,878)**	**(1,360)**	**(2,506)**	**(2,378)**	**(8,122)**	(1,274)	(1,762)	(1,984)	(1,616)	(6,636)	(941)	(738)	(626)	(1,617)	(3,922)
Net earnings (loss)	**1,188**	**2,249**	**(3,905)**	**(1,999)**	**(2,467)**	(2,784)	(896)	(6,305)	(7,015)	(17,000)	(3,092)	3,114	(2,447)	(7,293)	(9,718)

Revenue

CTR experienced a decline in revenue to $14.1 million in the year ended December 31, 2003, from $15.9 million in the year ended December 31, 2002. Revenue has been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in Chilean peso terms in 2003 was 6,917 million pesos compared to 6,951 million pesos in 2002. Revenues in 2002 decreased by $4.0 million or 20.2% compared to 2001. This is due to the implementation of a telecommunication regulatory change, severe inclement weather in the winter months of 2002 and a weak local economy resulting in a decrease in network traffic. The decrease was partially offset by the inclusion of an entire year of revenue associated with the satellite network. Total annual net revenue in Chilean pesos in 2002 declined by 13% on a year over year basis. Revenue has also been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. In peso terms, revenues are expected to increase in 2004 due to anticipated increases in access charges and the rollout of the Corporation's new urban initiative.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses decreased to $21.6 million in 2003 from $22.5 million in 2002. Operating expenses actually increased to 9.2 million pesos for the twelve-months ended December 31, 2003, from 8.7 million pesos in the twelve-months ended December 31, 2002. The amount decreased in Canadian dollar terms due to the decline in the value of the Chilean peso relative to the Canadian dollar. Also, operational efficiencies and cost reductions were offset by non-recurring consulting expenses. Operating expenses in 2002 decreased by $1.3 million or 5.5% from 2001. In Chilean peso terms, however, operating expenses excluding depreciation increased by 30%, on an annual basis primarily reflecting the inclusion of an entire year from the satellite operations and increased costs associated with delays in the integration of the VSAT-based network assets acquired from Gilat-To-Home Chile in 2001.

Restructuring, Asset Impairment and Other Charges

For the year ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

In December 2001, SR Telecom reversed its treatment of CTR as a discontinued operation. The financial uncertainty surrounding the South American market coupled with a continuing weakness in the telecommunications industry made the sale of CTR unlikely in the near term. Consequently, the consolidated statements of loss for the year ended December 31, 2001, as reclassified, present the results of operations of CTR as part of continuing operations.

The $46.9 million (net of future income taxes of $8.6 million) of earnings from discontinued operations reflects the reversal of the provision recorded at the end of December 31, 2000. As of December 2001, SR Telecom, as a result of the conditions described above, determined that the estimated future undiscounted cash flows from the long-lived assets of CTR were insufficient to recover their carrying amount, and as a result, wrote-down the carrying value of the telecommunication networks by $58 million to their estimated recoverable amounts.

Interest Expense

Interest expense for the year ended December 31, 2003, has decreased to $3.2 million from $5.9 million for the same period in 2002 and from $7.8 million in 2001. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments. Assuming US rates and exchange rates remain stable, the Corporation expects that interest expense will decrease in 2004 due to lower amounts of principal outstanding.

Loss (Gain) on Change in Ownership in Subsidiary Company

On June 30, 2001, CTR acquired VSAT-based telecommunications assets totaling $14.6 million from Gilat-To-Home Chile in exchange for 13% of CTR's issued and outstanding common shares. The reduction in ownership of CTR resulted in a gain on dilution of $9.4 million. During 2002, SR Telecom increased its shareholding in CTR by 8.9% to 95.9%. The increase in shareholding was a function of the degree to which certain performance requirements of the acquired assets were not met. This increase in the direct and indirect ownership in CTR resulted in an estimated non-cash charge to earnings of $3.97 million in the fourth quarter of 2002, subject to final negotiations. The charge was determined using management's best estimate of the increase of the holding of CTR. The final negotiations have not yet concluded.

Foreign Exchange

The foreign exchange gain of $11.1 million in 2003, compared to the foreign exchange losses of $0.5 million in 2002 and $5.3 million in 2001, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, especially the US dollar denominated debt.

Income Taxes

The income tax expense recorded in the current year is a function of positive earnings experienced in Chile, in peso terms, due to significant foreign exchange gains. The income tax expense recorded resulted in a draw down against the Corporation's deferred tax asset.

Consolidated Basic and Diluted Loss per Share

($)	2003					2002					2001				
	Q1	**Q2**	**Q3**	**Q4**	**Total**	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Loss per share from continuing operations	**(1.21)**	**(0.90)**	**(2.60)**	**(1.36)**	**(6.21)**	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)	(1.63)	(1.32)	(0.60)	(8.47)	(12.54)
Basic and diluted net loss per share	**(1.21)**	**(0.90)**	**(2.60)**	**(1.36)**	**(6.21)**	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)	(1.01)	(0.73)	(0.41)	(1.08)	(3.20)

Consolidated Liquidity and Capital Resources

(in 000's)

	December 31		
	2003	2002	2001
Total assets	**$289,775**	$320,805	$336,370
Bank indebtedness	**$ 3,000**	$ 10,000	$ 10,000
Long-term liability	**$ 1,939**	–	–
Lease liability	**$ 12,808**	–	–
Debentures	**$ 71,000**	$ 75,000	$ 75,000
Long-term project financing	**$ 45,232**	$ 64,760	$ 73,260
Shareholders' equity	**$ 91,740**	$102,326	$122,456

Cash and Short-Term Investments

The consolidated cash and short-term investment position including restricted cash, decreased to $18.7 million at December 31, 2003, compared to $41.9 million at December 31, 2002. The decrease in the outstanding cash balance results from the repayment of outstanding debt in the amount of $20.2 million in 2003 as well as the use of cash to fund operations in excess of that generated from sales. The Corporation completed an equity financing on February 18 and February 24, 2004 with gross proceeds of $50 million that has generated significant additional working capital.

Accounts Receivable

The trade receivables decrease of $31.5 million during the year to $78.7 million at December 31, 2003 from $110.2 million at December 31, 2002, results substantially from the collection of outstanding receivables in the Middle East during the year as well as a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also contributing to the decrease is a decline in sales volume during the year.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. Under MCI's approved Bankruptcy Plan, they have until May 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material, although non-cash, impact on SR Telecom's results of operations.

Inventory

The inventory balance increased by $13.6 million to $48.0 million at December 31, 2003, from $34.4 million at December 31, 2002. This increase was a function of the inclusion of $7.4 million in inventory from the Netro acquisition as well as strategic purchases of components.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing Future Income Tax assets and non-refundable Federal Investment Tax Credits in its Canadian operations because the Corporation could no longer support the addition of tax related assets on its balance sheet. SR Telecom intends to use the existing balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

To use the investment tax credits existing of $18.1 million at December 31, 2003, future taxable income of approximately $82 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom's existing credits have a remaining life of approximately 6 to 10 years.

Most of the future income tax assets relate to timing differences between the tax bases and financial reporting of research and development expenses as well as depreciation amounts. The future income tax assets derived from these differences have an indefinite life. The remaining balance relates mostly to tax loss carry-forward benefits recognized in Chile, which have an indefinite life.

Although SR Telecom has had losses in the recent past, SR Telecom had a history of profit in the years before these. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate to US dollar letters of credit that are pledged against the Redmond and San Jose operating leases and performance and bid bonds that support the Corporation's contracting activities.

Intangible Assets

The intangible assets included in the balance sheet relate to the **angel** and **airstar** technology obtained through the Netro acquisition. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the **airstar** technology and 7 for the **angel** technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom's business plan. CTR's property, plant and equipment additions were $1.0 million for the year ended December 31, 2003, compared to $0.5 million in 2002. These relate principally to existing network upgrades and enhancements. Wireless Products additions were $4.7 million, excluding the assets acquired in the Netro acquisition, related predominantly to the **shift** asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

During the twelve-month period ended December 31, 2003, SR Telecom's operating line of credit was renewed at a reduced amount of $3.0 million. Subsequent to year-end, the Corporation granted security for the operating line of credit in the form of a moveable hypothec on accounts receivable and inventory in the amount of $2.5 million and the line of credit was renewed at $2.3 million.

Liabilities

Trade payables and accrued liabilities remained relatively stable at $59.4 million at December 31, 2003, a marginal increase of $1.3 million from $58.1 million at December 31, 2002. The amount of trade payables is in line with SR Telecom's current level of operations.

Customer advances decreased by $5.9 million to $4.2 million at December 31, 2003 from $10.0 million at December 31, 2002. The decrease is largely attributable to reduced sales in the current year and the finalization of several existing turnkey contracts.

Long-Term Debt and Shareholders' Equity

Long-Term Liability

The long-term liability of $1.9 million reflects the fair value of the indemnification provided to the directors and officers of Netro Corporation as part of the purchase agreement.

Lease Liability

The lease liability of $12.8 million, representing a long-term portion of $7.2 million and a short-term portion of $5.6 million, arose on the assumption of Netro's operating lease for its San Jose office, which is not being used. This lease obligation has been recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by the expected sub-lease revenue.

Long-Term Debt

SR Telecom's debentures are unsecured and bear interest at 8.15%, payable semi-annually. During the end of 2003, the Corporation repurchased $4.0 million of the debentures as a means to reduce the debt. The balance of the debentures is due in a bullet payment at maturity in April 2005. SR Telecom intends to partially refinance this debt. If SR Telecom is unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations.

The long-term project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of December 31, 2003, a principal amount of US$35 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008.

Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders for an additional one year period ending February 14, 2005. The waiver provides for a deferral of US$3,500,000 of principal repayments originally due in 2004 to repayment in 2005 and extends the repayment of the remaining principal under that note from 2007 to 2008. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding is either repaid or refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom's public debentures and its bank indebtedness, which means that all amounts could be declared due and immediately payable.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

The following table outlines the cash payments due with respect to SR Telecom's contractual cash obligations:

Payments due by:

Contractual Obligations	2004	2005	2006	2007	2008	Thereafter	Total
Debentures	–	71,000	–	–	–	–	**71,000**
Long-term debt obligations	7,109	9,047	9,692	9,692	9,692	–	**45,232**
Capital lease obligations	114	79	66	66	66	67	**458**
Operating lease obligations	11,256	10,164	3,447	1,187	1,096	853	**28,003**
Total	**18,479**	**90,290**	**13,205**	**10,945**	**10,854**	**920**	**144,693**

Shareholder's Equity
(in 000's)

	December 31	
	2003	2002
Authorized		
An unlimited number of common shares		
An unlimited number of preferred shares issuable in series		
10,467,283 common shares (5,522,798 common shares in 2002)	**180,866**	147,985
352,941 warrants (nil in 2002)	**1,815**	–

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All per share amounts in the MD&A have been restated to reflect the share consolidation on a retroactive basis.

On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in an issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.

The Corporation also closed a private placement whereby 705,882 units were issued at $8.50 per share for gross proceeds of $6.0 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share in the capital of SR Telecom at a price of $10.00 per share until July 2008. The securities are subject to a four-month hold period under the applicable securities law. The private placement was offered in order to obtain funds to be used in working capital.

The gross proceeds of $6.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $4.2 million was allocated to the common shares and $1.8 million to the warrants.

SR Telecom has an Employee Stock Purchase Plan, a Directors' Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees, where the options vest over a period of four to five years. For the year ended December 31, 2003, stock issued under the first two plans totaled 88,710 for consideration of $0.7 million.

Subsequent to year-end, the Corporation completed a public and private offering of 7,142,929 units for gross proceeds of $50,000,503, which includes the exercise of the over-allotment option. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006. The gross proceeds will be allocated between common shares and warrants based on their fair values.

Contingencies

Refer to note 22 to the accompanying annual audited consolidated financial statements included in this annual report, for a full description of the Corporation's outstanding contingencies.

Off-Balance Sheet Arrangements

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation entered into two forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. At December 31, 2003, there is one forward contract remaining that sells US$2.0 million at a rate of 1.4203 in March 2004. The change in market value of the contracts resulted in a foreign exchange gain of $0.2 million that was recorded in the income statement. The second contract expired in December of 2003 and resulted in a realized foreign exchange gain of $0.2 million. Future fluctuations in the US dollar compared to the Canadian dollar over the term of the remaining contract will result in further charges to the Corporation's income statement.

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation's products. In the Corporation's experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

Refer also to note 22 and 25 to the accompanying annual audited consolidated financial statements included in this annual report, for a full description of the Corporation's guarantees and derivative financial instruments, respectively.

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

In July 2001, the Corporation issued 8,000 common shares to senior officers. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum.

Cash Flows

For the year ended December 31, 2003, cash flows used in operations totaled $44.6 million as compared to an inflow of $33.3 million for the year ended December 31, 2002. This is primarily the result of lower revenues resulting in increased operating losses.

For the year ended December 31, 2003, cash flows used in financing activities totaled $14.1 million as compared to $7.7 million for the year ended December 31, 2002. The increase reflects increased debt repayments offset by the proceeds on the private placement.

For the year ended December 31, 2003, cash inflows from investing activities totaled $46.8 million as compared to an outflow of $25.7 million for the year ended December 31, 2002, resulting from the net cash acquired on acquisition of Netro and the sale of short-term investments during the year. Another reason for this difference is due to the Corporation cashing in its short-term investments to fund operations in 2003, whereas in the prior year surplus cash generated from operations was used to purchase short-term investments.

SR Telecom believes that its cash and cash equivalents balance, short-term investments, cash from operations going forward and the funds raised from the public and private offering on February 18 and 24, 2004, will be sufficient to satisfy its cash requirements for at least the next twelve months. SR Telecom intends to invest its cash in excess of current operating requirements in interest-bearing, investment-grade marketable securities.

New accounting recommendations

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2004, the Corporation will adopt the new transitional provisions of the Canadian Institute of Chartered Accountants' ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", where compensation expense will be recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment will be applied retroactively with restatement of prior periods. The adoption of this new recommendation is not expected to have a material impact on the results of operations or financial position of the Corporation.

Asset Retirement Obligations

Effective January 1, 2004, the Corporation will adopt the Canadian Institute of Chartered Accounts ("CICA") Handbook Section 3110, "Asset Retirement Obligations". The new recommendation focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation is not expected to have a material impact on the results of operation or financial position of the Corporation.

Consolidation of Variable Interest Entities

Accounting Guideline 15, "Consolidation of Variable Interest Entities": This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation's results from operations or financial position.

You will find more information about SR Telecom, including SR Telecom's Annual Information Form for the year ended December 31, 2003, and SR Telecom's 4th quarter Management Discussion and Analysis on SR Telecom's website at www.srtelecom.com and on SEDAR at www.sedar.com.

Risks and Uncertainties

The majority of products are exported outside of North America to developing countries. In these areas, governments have exercised and continue to exercise influence over many aspects of the private sector. Political, economic or social instability could materially and adversely affect the provision and installation of equipment. Although the Corporation currently carries political risk insurance covering a limited number of the foregoing events for certain projects, there can be no assurance that insurance proceeds received there under will cover all losses or that such insurance will continue to be available on commercially reasonable terms. Accordingly, the Corporation may have little or no recourse upon the occurrence of any of these developments. In addition, some of the Corporation's customers may be adversely affected by any severe currency fluctuations or reductions in available credit due to international financial market constraints.

Competition is likely to persist and intensify in the future. Many competitors are substantially larger and have significantly greater financial, sales, marketing, technical, manufacturing and other resources and more extensive distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than the Corporation will be able to. These competitors may enter into the Corporation's existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than the Corporation's solutions.

The communications networks of the future are expected to combine packet, circuit and other technologies in a unified manner. The Corporation's ability to develop products and services or acquire technology to meet these new market opportunities and customer needs is critical to its future success. The development or acquisition of new technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and markets trends.

The Corporation has a substantial amount of indebtedness outstanding. The Corporation's public indentures limit, but do not prohibit, the amount of indebtedness that may be incurred. Since January 1st 2001, the Corporation has been limited under its trust indenture to the borrowing facilities it has currently outstanding. Furthermore, these indentures limit, but do not prohibit, the incurrence of certain other actions by the Corporation and its subsidiaries or its operating companies.

CTR is party to credit facilities under which US$35 million of debt is outstanding where the lenders have full recourse to the assets if certain financial and operational covenants are not satisfied. The lenders have waived compliance with these covenants through February 13, 2005. CTR does not expect to satisfy these covenants for the foreseeable future. If the lenders do not waive these defaults when the existing waivers expire in February 2005, CTR will be in default and all amounts due under the credit facilities could be declared due and immediately payable. In addition, such a default would trigger a cross-default under our public debentures and bank debt, permitting the debentures and bank debt to be accelerated. Such acceleration would have material and adverse consequences to the financial position and results of operations of the corporation.

The Corporation's operations are by nature capital intensive. The Corporation will require continuing access to external financing to fund additional development and acquisition opportunities, the retirement of maturing debt, working capital needs, capital expenditures and other cash requirements. The failure to obtain such additional financing could have a material adverse effect on the financial position and results of operation of the corporation.

The Corporation's sales cycles are long and unpredictable. As a result, revenues may fluctuate from quarter to quarter and may be unable to adjust expenses accordingly. This would cause operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. In addition, delays that are inherent in the sales cycle could raise additional risks of service providers deciding to cancel or change their product plans.

The Corporation has incurred a loss from operations in the last three fiscal years. While the Corporation cannot predict whether losses will be experienced in 2004, failure to return to profitability in 2004 could have a material adverse effect on business and prospects.

The telecommunications industry is subject to rapid and substantial technological change. The Corporation may not be able to keep pace with technological developments or developments by other companies that could render the products or technologies non-competitive.

The Corporation must sell its products in many different countries in order to grow. Many countries require communications equipment used in their country to comply with unique regulations, including safety regulations, radio frequency allocation schemes and standards. If the Corporation is unable to develop products that work with different standards, it may be unable to sell its products. Furthermore, standards and regulatory requirements are subject to change. If the Corporation fails to anticipate or comply with these new standards, revenues and results of operations will be adversely affected.

The Corporation may be subject to significant liability claims if its products do not work properly. The provisions in the agreements with customers that are intended to limit the Corporation's exposure to liability claims may not preclude all potential claims. In addition, insurance policies may not adequately limit its exposure with respect to such claims. Liability claims could require the Corporation to spend significant time and money in litigation or to pay significant damages.

The Corporation is subject to a number of arbitration disputes that may adversely affect the operating results and liquidity if these disputes are not favourably resolved. Furthermore, Netro has recorded significant liabilities including those in connection with its litigation and arbitration proceedings, and may involve other obligations not yet known. Estimates of these liabilities have been made, but there can be no assurance that the actual settlement of these liabilities will not differ materially from amounts accrued.

The Corporation's significant financial exposures relate to foreign currency transactions, credit risk, and interest rate risk. The financial risk management strategy is based on conservatism and reflects the Corporation's focus as an equipment manufacturer and turnkey systems provider.

All foreign operations are classified as integrated with those of SR Telecom for consolidation purposes so that any gains and losses on foreign exchange translation are charged to income in the current year.

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely tradable and liquid currencies of first world countries and communities. Foreign currency exposures are evaluated regularly and, where warranted, hedge mechanisms are placed to minimize the impact of market fluctuations.

SR Telecom

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

Management's Statement of responsibility

The financial statements and other information contained in this Annual Report are the responsibility of Management. They have been prepared in accordance with generally accepted accounting principles and are deemed to present fairly the consolidated financial position, results of operations and changes in financial position of the Company. Where necessary, Management has made informed judgments and estimates of the outcome of events and transactions, with due consideration given to materiality.

As a means of fulfilling its responsibility for the integrity of financial information included in this Annual Report, Management relies on the Company's system of internal control. This system has been established to ensure, within reasonable limits, that assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the financial statements. It is recognized that no system of internal control can detect and prevent all errors and irregularities. Nonetheless, Management believes that the established system provides an acceptable balance between benefits to be gained and the related cost.

The Company's independent public accountants are responsible for auditing the financial statements and giving an opinion on them. As part of that responsibility, they review and assess the effectiveness of internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied. Management emphasizes the need for constructive recommendations as part of the auditing process and implements a high proportion of their suggestions.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of outside directors, which reviews the financial statements and reports thereon to the Board. The Committee meets periodically with the independent public accountants and Management to review their respective activities and the discharge of each of their responsibilities. The independent public accountants have free access to the Committee, with or without Management, to discuss the scope of their audit, the adequacy of the system of internal control and the adequacy of financial reporting.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are carried out according to the highest standards of personal and corporate conduct. This responsibility is characterized in the code of business conduct which is publicized throughout the Company. Employee awareness of this code is achieved through regular and continuing written policy statements. Management maintains a systematic program to ensure compliance with these policies.

Pierre St-Arnaud
President and
Chief Executive Officer
February 24, 2004

David L. Adams
Senior Vice-President, Finance
and Chief Financial Officer

Independent auditors' report

To the Shareholders and Board of Directors of SR Telecom Inc.

We have audited the accompanying consolidated balance sheets of SR Telecom Inc. (the "Corporation") as at December 31, 2003 and 2002 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Montreal, Canada
February 24, 2004

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's financial statements, such as the changes described in Note 2b) in the financial statements. Our report to the Shareholders and Board of Directors, dated February 24, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP

Chartered Accountants
Montreal, Canada
February 24, 2004

Consolidated balance sheets

As at December 31 (in thousands of Canadian dollars)

	Notes	2003	2002
ASSETS		$	$
Current assets			
Cash and cash equivalents		8,434	20,309
Short-term investments	4	3,231	21,624
Short-term restricted cash	9	2,835	–
Accounts receivable, net	5	55,395	79,352
Current portion of long-term accounts receivable	6	21,687	7,390
Income taxes receivable		1,889	1,645
Inventories	7	48,027	34,445
Prepaid expenses		5,253	3,126
Investment tax credits	16	–	2,400
Total current assets		146,751	170,291
Long-term investment tax credits	16	18,145	15,908
Long-term accounts receivable, net	6	1,571	23,403
Long-term restricted cash	9	4,243	–
Property, plant and equipment, net	8	90,127	91,268
Future income taxes	18	21,821	16,088
Intangible assets, net	10	5,408	–
Other assets, net	11	1,709	3,847
Total assets		289,775	320,805
LIABILITIES			
Current liabilities			
Bank indebtedness	12	3,000	10,000
Accounts payable and accrued liabilities	13	59,435	58,125
Customer advances		4,163	10,054
Current portion of lease liability	3	5,591	–
Current portion of long-term debt	14	7,223	9,626
Total current liabilities		79,412	87,805
Long-term portion of lease liability	3	7,217	–
Long-term liability	3	1,939	–
Long-term debt	14	109,467	130,674
Total liabilities		198,035	218,479
Commitments and contingencies	22		
SHAREHOLDERS' EQUITY			
Capital stock	15	180,866	147,985
Warrants	15	1,815	–
Deficit		(90,941)	(45,659)
Total shareholders' equity		91,740	102,326
Total liabilities and shareholders' equity		289,775	320,805

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

P.A. Dickie **Paul A. Dickie** Director

PStArnaud **Pierre St-Arnaud** President and Chief Executive Officer

Consolidated statements of operations

Years ended December 31
(in thousands of Canadian dollars, except per share information)

	Notes	2003	2002	2001 restated (note 2b))
		$	$	$
Revenue				
Equipment		**85,655**	146,118	97,440
Services		**28,162**	34,911	44,157
Telecommunications		**14,064**	15,874	19,890
Total revenue		**127,881**	196,903	161,487
Cost of revenue				
Equipment		**44,949**	59,304	46,926
Services		**16,053**	30,012	28,174
Total cost of revenue		**61,002**	89,316	75,100
Gross profit		**66,879**	107,587	86,387
Agent commissions		**3,304**	13,904	18,416
Selling, general and administrative expenses		**52,152**	47,050	33,320
Research and development expenses, net	**16**	**27,170**	21,336	19,039
Telecommunications operating expenses		**21,556**	22,510	23,812
Restructuring, asset impairment and other charges	**19**	**3,716**	4,912	61,655
Operating loss		**(41,019)**	(2,125)	(69,855)
(Loss) gain on change in ownership in subsidiary company	**21**	**–**	(3,974)	9,393
Interest expense, net	**17**	**(8,811)**	(12,073)	(13,199)
Gain on repurchase of debentures	**14**	**1,199**	–	–
Gain (loss) on foreign exchange	**2b)**	**1,031**	(2,461)	(830)
Loss from continuing operations before income taxes and non-controlling interest		**(47,600)**	(20,633)	(74,491)
Income tax recovery (expense)	**18**	**2,845**	(252)	6,426
Non-controlling interest	**21**	**–**	–	5,141
Net loss from continuing operations		**(44,755)**	(20,885)	(62,924)
Earnings from discontinued operations, net of taxes	**20**	**–**	–	46,859
Net loss		**(44,755)**	(20,885)	(16,065)
Basic and diluted	**15**			
Loss per share from continuing operations		**(6,21)**	(3,82)	(12,54)
Earning per share from discontinued operations		**–**	–	9,34
Net loss per share		**(6,21)**	(3,82)	(3,20)
Basic and diluted				
Weighted average number of common shares outstanding		**7,206,675**	5,472,893	5,018,297

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of deficit

Years ended December 31 (in thousands of Canadian dollars)

	Notes	2003 $	2002 $	2001 restated (note 2b)) $
Deficit, beginning of year, as previously reported		**(45,659)**	(21,668)	(2,903)
Cumulative effect of adoption of new accounting policy	**2b)**	**–**	(3,106)	(711)
Deficit, beginning of year as restated		**(45,659)**	(24,774)	(3,614)
Change in accounting policy	**2b)**	–	–	(4,671)
Net loss		**(44,755)**	(20,885)	(16,065)
Share issue costs (net of future income taxes of nil in 2003, nil in 2002 and $155,000 in 2001)	**15**	**(527)**	–	(424)
Deficit, end of year		**(90,941)**	(45,659)	(24,774)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

Years ended December 31 (in thousands of Canadian dollars)

	Notes	2003 $	2002 $	2001 restated (note 2b)) $
Cash flows (used in) from operating activities				
Net loss		**(44,755)**	(20,885)	(16,065)
Adjustments to reconcile net loss to net cash (used in) from operating activities:				
Depreciation and amortization		**13,288**	14,913	17,115
Asset impairment	19	**1,993**	–	58,000
Loss on disposal of property, plant and equipment		**58**	324	–
Non-controlling interest	21	**–**	–	(5,141)
Loss (gain) on change in ownership in subsidiary company	21	**–**	3,974	(9,393)
Gain on repurchase of debentures	14	**(1,199)**	–	–
Future income taxes		**(5,733)**	(265)	(7,645)
Change in operating assets and liabilities:				
Decrease in long-term accounts receivable		**21,832**	7,070	3,974
(Increase) decrease in non-cash working capital items	23	**(18,722)**	28,868	16,078
Change in accounting policy	2b)	**–**	–	(4,671)
Unrealized foreign exchange		**(11,393)**	(694)	4,535
Net cash (used in) from operating activities		**(44,631)**	33,305	56,787
Cash flows (used in) from financing activities				
Repayment of bank indebtedness	12	**(7,000)**	–	–
Increase in long-term debt		**–**	–	660
Repayment of long-term debt	14	**(10,429)**	(8,445)	(7,385)
Repurchase of debentures	14	**(2,801)**	–	–
Proceeds from issue of shares and warrants, net of share issue costs	15	**6,157**	755	13,461
Net cash (used in) from financing activities		**(14,073)**	(7,690)	6,736
Cash flows from (used in) investing activities				
Acquisition of Netro Corporation, net of cash acquired	3	**21,498**	–	–
Purchase of short-term investments	4	**(3,231)**	(21,624)	–
Sale of short-term investments	4	**34,276**	–	–
Purchase of property, plant and equipment		**(5,714)**	(3,590)	(9,498)
Proceeds on disposal of property, plant and equipment		**–**	–	221
Other assets	2b)	**–**	(468)	(1,538)
Net cash from (used in) investing activities		**46,829**	(25,682)	(10,815)
Discontinued operations	20	**–**	–	(46,859)
(Decrease) increase in cash and cash equivalents		**(11,875)**	(67)	5,849
Cash and cash equivalents, beginning of year		**20,309**	20,376	14,527
Cash and cash equivalents, end of year		**8,434**	20,309	20,376

See Note 23 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

(all tabular amounts are in thousands of Canadian dollars)

1. Description of business

SR Telecom Inc. ("SR Telecom" or the "Corporation") was created on February 17, 1981, under the *Canada Business Corporations* Act. SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom's sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Communicacion y Telefonia Rural S.A. ("CTR"), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

b) Adoption of new accounting policies

Impairment of long-lived assets

Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets": This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's results of operations or financial position.

Prior to April 1, 2003, the Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

Translation of foreign currencies

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") amended Section 1650, "Foreign Currency Translation." The amended recommendation requires that, effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life which were previously deferred and amortized over the life of the related items, be included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by $3,106,000 at January 1, 2002, and $711,000 at January 1, 2001. In 2001, this restatement also resulted in a charge to earnings of $2,395,000.

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statements of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

Subsidiaries, which are financially or operationally dependent on the parent Corporation, are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries' accounts are reflected in the statements of operations.

Guarantees

As of January 1, 2003, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accounts ("CICA") Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether or not it will have to make payments under the guarantees. The required disclosures are made in note 22 commitments and contingencies.

Stock-Based Compensation Plans

Effective January 1, 2002, the Corporation adopted the new CICA recommendations relating to stock-based compensation and other stock-based payments. The Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under the stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock or stock option is charged to deficit. The Corporation's Employee Stock Option Plan and other disclosures are described in note 15.

2. Significant accounting policies (cont.)

The Corporation offers its board of directors the option to receive common stock of SR Telecom in lieu of cash payments for their services. A directors' compensation expense is recognized for each issue of common stock under this plan. The Corporation also offers substantially all of its employees the opportunity to purchase a limited amount of SR Telecom's common stock at two thirds of its trading value. The remaining one-third is contributed by the Corporation. A compensation expense is recorded for the Corporation's contribution under this plan.

Warranty costs

Accruals for warranty costs are made as revenue is recognized and are based on contract terms and experience from prior claims. In 2001, the Corporation retroactively adopted the accrual method of accounting for warranty costs, a preferred method. Prior to 2001, these costs were expensed as incurred, which is also acceptable. At January 1, 2001, the cumulative effect of the change in accounting policy charged to opening deficit was $4,671,000 (net of future income taxes of $2,198,000).

c) Cash and cash equivalents

Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less.

d) Short-term investments

Short-term investments include money market instruments and commercial paper carried at the lower of cost and market value.

e) Inventories

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventories are comprised of raw materials, work-in-process and finished goods.

f) Future income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

g) Property, plant and equipment and other assets

Property, plant and equipment and other assets are recorded at cost and are depreciated or amortized over their estimated useful lives on the following bases:

Telecommunication network equipment	straight-line over 20 years
Building and improvements	straight-line over 20 and 10 years
Leasehold improvements	straight-line over term of lease
Machinery, equipment and fixtures	20% diminishing balance
Computer equipment and licenses	30% diminishing balance and straight-line over 5 years

h) Intangible assets

Intangible assets, representing primarily intellectual property on newly acquired products, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of between five and seven years.

i) Bid costs

Capitalized bid costs represent fees incurred for external services on successful bids. Bid costs are amortized over the proportion of revenue recognized on the contract to which they relate.

j) Deferred charges and start-up costs

Deferred start-up costs represent costs incurred in the successful bid for telephony concessions, securing carrier agreements and obtaining financing for a local fixed wireless telecommunication network in rural Chile. These costs are amortized over a five-year period from the beginning of commercial operations in each concession.

Other start-up costs relate to certain asset purchases and are deferred and amortized over a five-year period.

Costs incurred to issue debentures are deferred and amortized over the term of the debentures.

k) Revenue

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom is the U.S. Securities and Exchange Commission's Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" ("SAB 101").

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101. That is 1) the product or service represents a separate earnings process; 2) objective, reliable and verifiable evidence of fair value exists and 3) the undelivered elements are not essential to the functionality of the delivered elements. Under this guidance, the Corporation will recognize revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Corporation's products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery, and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Corporation's customary trade terms include holdbacks on contracts (retainages on contracts) that are due for periods extending beyond a year and are included in long-term accounts receivable (note 6). Performance of the Corporation's obligations under the contracts is independent of the payment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Corporation ensures collection of its revenue through the use of the Government of Canada export credit agency, letters of credit and the analysis of the credit worthiness of its customers.

The Corporation's products are not sold through resellers and distributors.

Accruals for warranty costs, sales returns, and other allowances at the time of shipment are based on contract terms and experience from prior claims.

l) Research and development

The Corporation incurs costs relating to the research and development of new products. Such costs, net of government grants and recognized investment tax credits, are expensed as incurred. Research and development costs are not considered deferrable.

m) Derivative financial instruments

Derivative financial instruments are utilized by the Corporation in the management of its foreign currency risk. The Corporation does not enter into financial instruments for trading or speculative purposes. The Corporation enters into partial economic hedges of its foreign currency exposures on US denominated accounts receivable by entering into offsetting forward exchange contracts when it is deemed appropriate. The Corporation does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated accounts receivable.

n) Loss per share

The Corporation presents both basic and diluted loss per share on the face of the statements of operations regardless of the materiality of the difference between them and uses the treasury stock method to compute the dilutive effect of options and warrants.

o) Employee Benefit Plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Corporation's portion of the contributions made under the plan.

p) New accounting recommendations

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2004, the Corporation will adopt the new transitional provisions of the Canadian Institute of Chartered Accountants' ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", where compensation expense will be recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment will be applied retroactively with restatement of prior periods. The adoption of this new recommendation is not expected to have a material impact on the results of operations or financial position.

Asset Retirement Obligations

Effective January 1, 2004, the Corporation will adopt the Canadian Institute of Chartered Accounts ("CICA") Handbook Section 3110, "Asset Retirement Obligations". The new recommendation focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation is not expected to have a material impact on the results of operation or financial position of the Corporation.

Consolidation of Variable Interest Entities

Accounting Guideline 15, "Consolidation of Variable Interest Entities": This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation's results from operations or financial position.

q) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring and other provisions and contingencies.

3. Acquisition of Netro Corporation

On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation ("Netro"), a provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US$100 million to its shareholders. The acquisition has been accounted for using the purchase method and accordingly, the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values as at the acquisition date. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000, has been accounted for as negative goodwill, and accordingly has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

	$
Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash (note 9)	6,851
Accounts receivable	1,611
Prepaids and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible asset (note 10)	9,300
Accounts payable and accrued liabilities (note 22d))	(20,364)
Net identifiable assets	**56,326**
Purchase consideration:	
Share consideration (note 15)	28,012
Lease liability	15,555
Acquisition costs	5,321
	48,888

The lease liability relates to Netro's San Jose facilities, which is not used by SR Telecom. The liability reflects the present value of future lease payments less expected sub-leasing revenues. The acquisition costs are for professional services rendered with respect to the acquisition of Netro and the investment banking fees.

The results of operations of Netro are included in the consolidated statement of operations of SR Telecom as of September 5, 2003.

As part of the purchase agreement, the Corporation has agreed to indemnify and hold harmless the directors and officers of Netro Corporation, for a period of six years and to obtain directors' and officers' insurance in this regard for a period of three years. A liability of $1,939,000 has been recorded for the indemnification and is included as a long-term liability.

4. Short-term investments

As at December 31, 2003, the Corporation has investments in the amount of $3,231,000 (US$2,500,000), bearing interest at 1.038% and maturing on June 16, 2004. The market value of these investments approximates cost.

During the year ended December 31, 2002, the Corporation purchased investments in floating rate notes in the amount of $20,000,000 plus accrued interest of $5,000. The notes paid interest quarterly based on a market spread over bankers' acceptance rates. As of December 31, 2002, the interest rate on the notes was 2.9%. The Corporation also purchased a 120-day Guaranteed Investment Certificate from a Canadian commercial bank in the amount of $1,619,000 bearing interest at 2.8%. During the year ended December 31, 2003, the Corporation sold these short-term investments at cost.

5. Accounts receivable

	December 31	
	2003	2002
	$	$
Trade	**50,561**	80,999
Other	**6,701**	2,793
Allowance for doubtful accounts	**(1,867)**	(4,440)
	55,395	79,352

6. Long-term accounts receivable

	December 31	
	2003	2002
	$	$
Long-term receivable (US$4,678,000) (i)	**6,046**	7,390
Holdbacks (ii)	**17,277**	21,845
Balance of sale (iii)	**-**	2,850
Allowance for doubtful accounts	**(65)**	(1,292)
	23,258	30,793
Current portion	**21,687**	7,390
	1,571	23,403

(i) The current portion of long-term accounts receivable includes a receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect these funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provides for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. Under MCI's approved Bankruptcy Plan, they have until May 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material impact on SR Telecom's results of operations.

(ii) Holdbacks (retainages) on contracts that are not receivable by the end of the next fiscal year are classified as long-term. The expected collection dates of the long-term portion of the holdbacks are in 2005.

(iii) The balance of sale relates to the disposal, in 1999, of Apollo Microwaves Inc. ("Apollo"), which was due in variable semi-annual installments based on purchases by the Corporation from Apollo, with full and final payment due no later than December 31, 2004, secured by a moveable hypothec and with an annual interest of 9% payable quarterly. During the fourth quarter of 2003, final payment was collected from Apollo.

7. Inventories

	December 31	
	2003	2002
	$	$
Raw materials	**39,581**	31,337
Work-in-process	**1,631**	2,720
Finished goods	**6,815**	388
	48,027	34,445

8. Property, plant and equipment, net

	December 31					
	2003			2002		
	Cost	**Accumulated depreciation/ amortization**	**Net book value**	Cost	Accumulated depreciation/ amortization	Net book value
	$	**$**	**$**	$	$	$
Land	**1,523**	**–**	**1,523**	1,479	–	1,479
Telecommunications network equipment	**99,407**	**34,590**	**64,817**	98,655	28,202	70,453
Building, improvements and fixtures	**21,444**	**15,410**	**6,034**	20,159	14,410	5,749
Machinery and equipment	**39,971**	**25,483**	**14,488**	34,009	23,266	10,743
Computer equipment and licences	**18,294**	**15,029**	**3,265**	16,616	13,772	2,844
	180,639	**90,512**	**90,127**	170,918	79,650	91,268

Property, plant and equipment includes building and machinery assets held under capital leases of $1,053,000 ($1,053,000 in 2002) and accumulated depreciation of $658,000 ($532,000 in 2002). Computer equipment and licenses include software licenses of $5,853,000 ($4,991,000 in 2002) and accumulated depreciation of $3,933,000 ($3,153,000 in 2002).

9. Restricted cash

	December 31	
	2003	2002
	$	$
Guaranteed Investment Certificates pledged in support of letters of guarantee issued by a Canadian chartered bank (bearing interest at rates ranging from 1.1% to 2.3%, maturing through November 2004)	**1,143**	–
Certificate of deposits to cover long-term lease obligations (US$4,592,000, bearing interest at 0.65%, maturing through October 2006)	**5,935**	–
	7,078	–
Current portion	**2,835**	–
	4,243	–

10. Intangible assets, net

	December 31	
	2003	2002
	$	$
Intellectual property	**5,696**	–
Accumulated amortization	**(288)**	–
	5,408	–

The intellectual property relates to the **airstar** and **angel** technology acquired as part of the Netro acquisition on September 4, 2003.

11. Other assets, net

	December 31					
	2003			2002		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
	$	**$**	**$**	$	$	$
Deferred charges and start-up costs	**13,394**	**11,685**	**1,709**	13,394	9,774	3,620
Deferred bid costs	**368**	**368**	**–**	368	271	97
Other	**157**	**157**	**–**	157	27	130
	13,919	**12,210**	**1,709**	13,919	10,072	3,847

12. Bank indebtedness

As at December 31, 2003, the Corporation had an operating line of credit from a Canadian chartered bank totaling $3,000,000, bearing interest at prime plus 5.5%. Subsequent to year-end, the Corporation granted security for the operating line of credit in the form of a moveable hypothec on accounts receivable and inventory in the amount of $2,500,000 for a reduced operating line of $2,300,000. As at December 31, 2002, the operating line of credit was in the amount of $10,000,000, bearing interest at prime plus 4%.

The operating line is subject to a number of financial performance and financial position covenants. The affirmative covenants under the operating line are minimum sales, earnings before income taxes, depreciation, amortization and foreign exchange, interest coverage, minimum tangible net worth, as well as a tangible working capital ratio, quick ratio and debt to tangible net worth ratio. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

13. Accounts payable and accrued liabilities

	December 31	
	2003	2002
	$	$
Trade accounts payable	**27,392**	25,810
Commissions payable	**9,355**	16,610
Accrued payroll and related expenses	**6,818**	6,853
Restructuring provision	**1,424**	1,834
Accrued interest	**1,492**	1,761
Other	**12,954**	5,257
	59,435	58,125

14. Long-term debt

	December 31 2003	2002
	$	$
Senior unsecured debentures issued by the Corporation, due April 2005, bearing interest at 8.15% payable semi-annually, redeemable at the option of the Corporation at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for redemption. (ii)	**71,000**	75,000
Notes payable (US$16,846,153, US$20,090,908 in 2002) issued by CTR, under a term loan facility due November 2008, bearing interest at LIBOR plus 4.50%, repayable in payments of US$1,346,153 in 2004, and semi-annual installments of US$1,750,000 in 2005 and US$2,000,000 in 2006 to 2008. (i)	**21,771**	31,734
Notes payable (US$18,153,847, US$20,909,092 in 2002) issued by CTR, under a term loan facility due November 2008, bearing interest at LIBOR plus 4.50%, repayable in payments of US$1,153,847 and two installments of US$1,500,000 in 2004 and semi-annual installments of US$1,750,000 in 2005 to 2008. (i)	**23,461**	33,026
Obligations under capital leases, bearing interest rates averaging 10.50%, repayable at various dates to April 2009.	**458**	540
	116,690	140,300
Current portion	**7,223**	9,626
	109,467	130,674

(i) These notes are secured by a pledge of all the assets of CTR and a pledge of the shares of intermediate holding companies. The Corporation has agreed to support CTR, including the completion of the network and the maintenance of the Corporation's initial equity investment in CTR which means SR Telecom has agreed to provide to CTR the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom cannot repatriate its equity funds from Chile to Canada over and above the amount of the initial equity, and SR Telecom's loans to CTR are subordinated to the notes payable. As at December 31, 2003, CTR had net liabilities of $41,991,000 (2002 – $39,474,000). Certain guarantees have been provided by the Corporation, which in certain circumstances are limited to an amount of US$12,000,000. Additional credit enhancements by the Corporation may be required, subject to approval by the lenders.

In certain circumstances, such as non-completion of the project and failure by the Corporation to complete the project, full recourse to the Corporation may be available.

These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which have been waived until February 14, 2005. The waiver provides for a deferral of US$3,500,000 of principal repayments originally due in 2004 to repayment in 2005, and extends the repayment of the remaining principal under that note from 2007 to 2008. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivable turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence of the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

In the event that these covenants do not continue to be waived, all amounts due under the notes would be declared due and immediately payable. In addition, a default would be triggered under SR Telecom's unsecured debentures whereby all amounts due under the debentures could also be declared due and immediately payable.

(ii) During 2003, the Corporation repurchased a total of $4,000,000 of its unsecured debentures for gross proceeds of $2,801,000, which resulted in a net gain of $1,199,000.

The capital repayments on the long-term debt and obligations under capital leases required in each of the next five years and thereafter are as follows:

	$
2004	7,223
2005	80,126
2006	9,758
2007	9,758
2008	9,758
Thereafter	67
	116,690

15. Capital stock

Authorized

An unlimited number of common shares

An unlimited number of preferred shares issuable in series

	December 31	
	2003	2002
	$	$
Issued and outstanding		
10,467,283 common shares (2002 – 5,522,798)	180,866	147,985
352,941 warrants (2002 – nil)	1,815	–

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All share information in these financial statements has been restated to reflect the share consolidation on a retroactive basis.

During the years ended December 31, 2003, 2002 and 2001, the following transactions took place in the capital stock account:

- On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.
- On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of private placement. The net proceeds to the Corporation amounted to $5,473,000 after deducting share issue costs of $527,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 18, 2008.

  The gross proceeds for the units of $6,000,000 was allocated between common shares and warrants based on their fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of five years.
- Common shares totaling 65,981, 55,443 and 38,560 were issued under the Employee Stock Purchase Plan for consideration of $510,000, $615,000 and $672,000 in 2003, 2002 and 2001, respectively.
- Common shares totaling 22,729, 12,075 and 8,275 were issued under the Directors' Share Compensation Plan at a value of $174,000, $139,000 and $143,000 in 2003, 2002 and 2001, respectively.
- In July 2001, the Corporation completed a share rights offering which resulted in the issuance of 816,899 common shares for gross proceeds of $13,070,000. The net proceeds to the Corporation amounted to $12,491,000 after deducting share issue costs of $424,000 (net of future income taxes of $155,000).

Common shares issued and outstanding include 8,000 shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The amount is included in accounts receivable.

15. Capital stock (cont.)

Stock-Based Compensation Plan

Stock options under the Employee Stock Option Plan may be granted to officers and other key employees of the Corporation to purchase common shares of the Corporation at a subscription price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years.

The following table summarizes the outstanding stock options at December 31, 2003:

Range of exercise prices	Options outstanding	Weighted-average remaining contractual life	Weighted-average exercise prices
$			$
6.40 to 9.80	**45,200**	**9.1 years**	**8.37**
16.30 to 24.50	**142,450**	**7.7 years**	**18.51**
35.30 to 53.00	**63,630**	**6.3 years**	**47.46**
56.60 to 85.30	**44,830**	**6.0 years**	**65.85**
89.70 to 130.80	**10,200**	**3.1 years**	**108.64**
	306,310	**7.2 years**	**32.96**

The following table summarizes the exercisable stock options at December 31, 2003:

Range of exercise prices	Options exercisable	Weighted-average exercise prices
$		$
6.40 to 9.80	**6,600**	**8.80**
16.30 to 24.50	**46,500**	**18.03**
35.30 to 53.00	**42,710**	**47.37**
56.60 to 85.30	**28,990**	**65.71**
89.70 to 130.80	**10,200**	**108.64**
	135,000	**43.94**

The following table summarizes activity in the Employee Stock Option Plan:

	Years ended December 31					
	2003		2002		2001	
	Weighted-average number of options	**Weighted-average exercise prices**	Weighted-average number of options	Weighted-average exercise prices	Weighted-average number of options	Weighted-average exercise prices
		$		$		$
Outstanding, beginning of year	**328,730**	**33.10**	270,930	47.00	199,780	62.00
Granted	**10,000**	**6.56**	103,000	15.50	136,250	17.70
Forfeited/expired	**(32,420)**	**26.30**	(45,200)	39.20	(65,100)	56.20
Outstanding, end of year	**306,310**	**32.96**	328,730	33.10	270,930	47.00
Options exercisable, end of year	**135,000**	**43.94**	84,634	52.00	48,368	68.10

The fair value of direct awards of stock is determined based on the quoted market price of the Corporation's stock, and the fair value of stock options is determined by using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock options were issued to employees. Pro forma information regarding net loss is determined as if the Corporation had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value of these options is estimated at the date of grant using a Black-Scholes option pricing model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation's common shares and a weighted-average expected life of the options in years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expenses over the option vesting periods.

Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2003 and 2002, the Corporation's pro forma net loss and net loss per share would have been $44,935,000 and $6.23 ($20,998,000 and $3.84 in 2002) for the year ended December 31, 2003. These pro forma amounts include a compensation cost based on weighted-average grant date fair value of $8.56 per stock option for the 113,000 stock options granted during 2003 and 2002, as calculated using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, an expected volatility of 65% and expected lives of the stock options of five years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.

Loss per share

The Corporation had outstanding options and warrants that could potentially dilute the earnings per outstanding share in the future, but were excluded from the calculation of the diluted net loss per share for the years presented, as they would have been anti-dilutive.

16. Research and development expenses, net

Investment tax credits netted against research and development expenses amounted to approximately $4,329,000 ($7,219,000 in 2002, $7,009,000 in 2001).

The Canadian Federal government offers a tax incentive to companies performing research and development ("R&D") activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of ten years. The Quebec Provincial government offers a similar incentive, except that it is receivable in cash, instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec Provincial taxes payable. The Provincial credit is recorded in income taxes receivable until the payment is received. The Federal credit has been recognized on the balance sheet as investment tax credits to be used in future periods. There is reasonable assurance that the existing credits on the balance sheet will be realized during their carry-forward period. SR Telecom existing credits have an average remaining life of 6 to 10 years. As of July 1, 2003, the Corporation has ceased the recognition of further Federal investment tax credits as there is limited assurance that they will be realized.

17. Interest expense

	December 31		
	2003	2002	2001
	$	$	$
Interest on long-term debt	**9,262**	12,038	13,852
Other interest	**238**	1,025	722
Interest income	**(689)**	(990)	(1,375)
	8,811	12,073	13,199

18. Income taxes

	December 31		
	2003	2002	2001
	$	$	$
Income tax recovery at statutory rates	**15,616**	6,616	23,474
Decrease due to non-taxable write-down of assets	**–**	–	(18,560)
(Decrease) increase due to non-taxable loss/gain on increase/reduction in ownership in subsidiary company	**–**	(618)	1,550
(Decrease) increase relating to non-deductible items	**(1,074)**	(50)	131
Reversal of temporary differences relating to subsidiaries	**(1,922)**	–	–
Decrease due to non-recognition of losses carried forward	**(10,245)**	(5,518)	–
Other	**470**	(682)	(169)
Income tax recovery (expense)	**2,845**	(252)	6,426

Future income taxes consist of the following temporary differences:

	December 31	
	2003	2002
	$	$
Investment tax credits	**(5,629)**	(5,864)
Excess of tax value over book value of property, plant and equipment and intangible assets	**30,341**	6,570
Holdbacks	**(2,593)**	(2,586)
Unclaimed research and development expenditures	**24,209**	10,751
Losses carried forward	**44,108**	11,417
Other	**899**	1,318
Valuation allowance	**(69,514)**	(5,518)
	21,821	16,088

18. Income taxes (cont.)

The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes, since in the year that investment tax credits are used, they are subject to income taxes. The remaining life of the investment tax credit assets is 6 to 10 years.

Certain research and development expenditures incurred in Canada in the amount of approximately $56,000,000 can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has not yet been claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

The current business plan for CTR supports the realization of future income tax assets only to the extent of those recorded in prior years. As a result in 2002, management determined that it was not more likely than not that the benefits of losses carried forward, incurred in 2002 and 2003, relating to CTR would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward.

As of July 1, 2003, management determined that it was not more likely than not that the benefits of losses carried forward, after that date, relating to the wireless telecommunication segment, would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward.

The expiry dates of the Corporation's losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

	Amount	Expiry date
	$	
Canada	13,700	2010
Chile	113,000	Indefinite
United States	52,000	2023

The Corporation also has unrecorded investment tax credits which can be used to reduce future income taxes payable, expiring at various dates and in different taxation jurisdictions as follows:

	Amount	Expiry date
	$	
Canada	2,000	2013
United States	12,000	2018

The components of income tax recovery (expense) are as follows:

	December 31		
	2003	2002	2001
	$	$	$
Current	**(511)**	(517)	979
Future	**3,356**	265	5,447
	2,845	(252)	6,426

19. Restructuring, asset impairment and other charges

2003 Restructuring and other charges

In the fourth quarter of 2003, restructuring charges of $1,723,000 are accrued. These charges were undertaken by the Corporation to reduce its cost structure, and comprised primarily of severance and termination benefits.

In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees.

Certain assets acquired in 2003 in the amount of $1,363,000, have been written off during the year due to changes in the market place and customer requirements that go beyond the capabilities of the current technology.

During 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

The following table summarizes the activity related to the fourth quarter restructuring charges:

	Restructuring charges	Amounts paid/ written off	Remaining liability at December 31 2003
	$	$	$
Severance and termination	**1,723**	**(299)**	**1,424**
Asset write-down	**1,993**	**(1,993)**	**–**
	3,716	**(2,292)**	**1,424**

The remaining liability is expected to be settled by the end of the second quarter of 2004.

2002 Restructuring and other charges

In November 2002, restructuring charges of $4,912,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and comprised primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations. An amount for lease termination costs relating to the closure of a research and development site in Montreal has also been included.

In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees and 12 general and administrative employees. The inventory write-down relates to the Corporation's offices in Asia, where existing repair service centers are being reorganized.

The following table summarizes the activity related to the fourth quarter restructuring charges:

	Restructuring charges	Amounts paid/ written off	Remaining liability at December 31 2002
	$	$	$
Severance and termination	2,564	(865)	1,699
Lease termination costs	135	–	135
Inventory write-down	2,213	(2,213)	–
	4,912	(3,078)	1,834

The remaining liabilities were settled during the third quarter of 2003.

2001 Asset impairment and restructuring charges

As of December 2001, the Corporation determined that the estimated future undiscounted cash flows from the long-lived assets of CTR were insufficient to recover their carrying amount, and as a result, wrote down the carrying value of the telecommunication networks by $58 million, to their estimated recoverable amounts.

In June 2001, restructuring charges of $3,655,000 were accrued. This amount consisted primarily of severance and related costs resulting from cost reduction initiatives and the rationalization of international operations.

In total, 35 employees were terminated including 12 project management employees, 12 sales and marketing employees and 11 general and administrative employees.

The following table summarizes the activity related to restructuring charges incurred in the second quarter:

	Restructuring charges	Amounts paid	Remaining liability at December 31 2001
	$	$	$
Severance and termination	3,655	(1,355)	2,300

The remaining liabilities were settled during the first and second quarters of 2002.

20. Discontinued operations

In December 2001, the Corporation reversed its treatment of CTR as a discontinued operation. The financial uncertainty surrounding the South American market coupled with a continuing weakness in the telecommunications industry made the sale of CTR unlikely in the near future. Consequently, the consolidated statements of loss for the year ended December 31, 2001, as reclassified, present the results of operations of CTR as part of continuing operations.

The $46,859,000 (net of future income taxes of $8,550,000) of earnings from discontinued operations reflects the reversal of the provision recorded at the end of December 31, 2000. The estimated loss on the disposal of CTR in 2000 was based on management's best estimate of the impact of the prevailing market conditions.

	2001
	$
CTR's total assets	180,147
CTR's total liabilities	133,730
CTR's revenue	19,890
CTR's operating losses before foreign exchange, interest and taxes	61,921
Reversal of loss on discontinued operations:	
Reversal of loss on disposal of CTR (net of future income taxes of $8,250,000)	46,859

21. (Loss) gain on change in ownership in subsidiary company

On June 30, 2001, an indirect wholly-owned subsidiary of CTR acquired telecommunication network assets from another Chilean telecommunication service provider in exchange for 13% of its total issued and outstanding common shares.

The transaction was measured using the estimated fair value of the assets received of $14,546,000. The reduction in the direct and indirect ownership in CTR resulted in a dilution gain of $9,393,000. The consolidated statement of operations includes revenue and expenses related to the acquired network assets from July 1, 2001. In 2001, the resulting non-controlling interest was allocated losses to the extent of its equity.

On December 31, 2002, the Corporation's shareholding in CTR increased by 8.9% to 95.9%. The increase resulted from certain performance requirements contained within the asset purchase agreement not being met with respect to the acquired assets. The increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings of $3,974,000, subject to final negotiations. There were no income tax effects on these transactions.

22. Commitments and contingencies

a) The Corporation leases land, buildings and equipment under non-cancelable operating leases, including the operating lease of the San Jose, California facilities. Future minimum lease payments for the forthcoming years are as follows:

	$
2004	**11,256**
2005	**10,164**
2006	**3,447**
2007	**1,187**
2008	**1,096**
Thereafter	**853**
Total future minimum payments	**28,003**

b) The Corporation has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months and bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2003 is $2,631,000.

c) Guarantees

The Corporation has the following major types of guarantees:

As part of the normal sale of product, the Corporation has provided its customers with product warranties. These warranties generally extend for one year. The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheet:

	December 31	
	2003	2002
	$	$
Balance, beginning of year	**2,216**	1,857
Payments made during the year	**(1,420)**	(913)
Warranties accrued during the year	**1,011**	1,272
Less: Reduction in provision	**(1,057)**	–
Balance, end of year	**750**	2,216

The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation's products. In the Corporation's experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years. A liability of $1,939,000 was recorded for the indemnification (note 3).

d) Litigations

The Corporation has included in accounts payable and accrued liabilities, management's best estimate of the outcome of several of Netro's litigations which existed at the date of acquisition (note 3), described as follows:

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts, which were not supported by sales orders. As a result, Solectron claims it has an excess inventory of materials it is unable to sell. Netro disputes that the purchase of materials had not been approved by Netro as required by the agreement. The results of the arbitration are not determinable at this time. The total claim, including the cost of materials and asserted carrying charges, is approximately US$14,500,000.

Future Communications Company ("FCC") Litigation

The dispute with FCC relates to the alleged improper draw down by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

Merger-related Litigation

On April 8 and May 23, 2003, several of Netro's stockholders filed proceedings against Netro's directors claiming that they breached their fiduciary duties to Netro allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim againstNetro's directors also states that Netro favored SR Telecom over potential competing acquirers by engaging in self-dealing in connection with the merger. The parties have reached an agreement in principal to settle this lawsuit. Included in the terms of settlement is a proposed payment of US$590,000. On January 6, 2004, the court issued an order preliminarily approving the proposed settlement, providing for notice to be given to the settlement class and scheduling a hearing for final approval on April 13, 2004.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

23. Statements of cash flows

Non-cash working capital items

	December 31		
	2003	2002	2001
	$	$	$
Increase in short-term restricted cash	**(616)**	–	–
Decrease in accounts receivable	**11,446**	16,214	19,621
(Increase) decrease in income taxes receivable	**(244)**	338	197
(Increase) decrease in inventories	**(6,173)**	3,175	14,134
(Increase) decrease in prepaid expenses	**(291)**	(205)	43
Decrease (increase) in investment tax credits	**163**	(4,358)	(4,225)
(Decrease) increase in accounts payable and accrued liabilities	**(16,636)**	13,773	(1,661)
Decrease in customer advances	**(6,371)**	(69)	(12,031)
	(18,722)	28,868	16,078

Supplementary cash flow information

Non-cash financing and investing activities			
Shares issued in connection with the acquisition of Netro	**28,012**	–	–
Provision for disposal of discontinued operations	**–**	–	(46,859)
	28,012	–	(46,859)

Cash paid for:			
Interest	**9,850**	12,012	14,794
Income taxes	**899**	323	412

24. Related party transactions

The following transactions and balances with related parties were in the normal course of business and measured at the exchange amount:

	December 31		
	2003	2002	2001
	$	$	$
Revenue (i)	**–**	101	642
Purchases (ii)	**367**	448	56
Directors fees (ii)	**217**	196	143
Accounts payable (ii)	**84**	20	–

(i) The related party transaction relates to sales to an affiliated Company.

(ii) The Corporation has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as with a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

25. Derivative financial instruments

At December 31, 2003, the Corporation has a forward contract as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. This forward contract sells US$2.0 million at a rate of 1.4203 in March 2004. The change in market value of the contract from the date of purchase to the balance sheet date resulted in a foreign exchange gain of $249,000 recorded in the statement of operations. The Corporation had also entered into another forward contract in 2003, which was selling US$2.0 million at a rate of 1.4119 that expired in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000, recorded in the statement of operations.

26. Employee benefit plan

The Corporation maintains a defined contribution retirement program covering the majority of its employees. For the year ended December 31, 2003, the Corporation contributed and recorded an expense of approximately $1,207,000 to the plan (2002 – $1,280,000).

Pursuant to the acquisition of Netro, the Corporation maintains an employee savings plan covering its US employees. This plan qualifies under Section 401 (k) of the Internal Revenue Code ("the Code"). The plan allows employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Corporation has the option to contribute to the plan, but has not made contributions to date, and accordingly, has not recorded any expense in the consolidated statement of operations related to this plan.

27. Business segments and concentrations

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunications systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunications systems for industrial use.

The second business segment, carried out by Comunicacion y Telefonia Rural S.A., provides telecommunication services to end-users.

The inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
	$	$	$	**$**	$	$	**$**	$	$	**$**	$	$
Balance sheets												
Property, plant and equipment, net	**23,371**	18,721		**85,358**	92,052		**(18,602)**	(19,505)		**90,127**	91,268	
Intangible assets, net	**5,408**	–		**–**	–		**–**	–		**5,408**	–	
Other assets, net	**1,160**	1,830		**5,894**	6,542		**(5,345)**	(4,525)		**1,709**	3,847	
Total assets	**282,508**	291,401		**158,430**	227,830		**(151,163)**	(198,426)		**289,775**	320,805	
Statements of operations												
External revenue	**113,817**	181,029	141,597	**14,064**	15,874	19,890	**–**	–	–	**127,881**	196,903	161,487
Inter-segment revenue	**254**	–	1,886	**–**	–	–	**(254)**	–	(1,886)	**–**	–	–
Gross profit	**52,815**	91,713	66,497	**14,064**	15,874	19,890	**–**	–	–	**66,879**	107,587	86,387
Interest expense, net	**5,653**	6,153	5,448	**3,158**	5,920	7,751	**–**	–	–	**8,811**	12,073	13,199
Amortization and depreciation of property, plant and equipment	**4,691**	4,888	4,907	**7,125**	8,716	10,683	**(954)**	(953)	(897)	**10,862**	12,651	14,693
Amortization of other assets	**670**	568	824	**648**	751	675	**820**	943	923	**2,138**	2,262	2,422
Amortization of intangible assets	**288**	–	–	**–**	–	–	**–**	–	–	**288**	–	–
Restructuring, asset impairment and other charges	**3,086**	4,912	3,655	**630**	–	58,000	**–**	–	–	**3,716**	4,912	61,655
Gain on repurchase of debentures	**1,199**	–	–	**–**	–	–	**–**	–	–	**1,199**	–	–
(Loss) gain on change in ownership in subsidiary	**–**	–	–	**–**	(3,974)	9,393	**–**	–	–	**–**	(3,974)	9,393
Income tax recovery (expense)	**5,098**	(252)	2,550	**(2,253)**	–	3,876	**–**	–	–	**2,845**	(252)	6,426
Discontinued operations	**–**	–	–	**–**	–	46,859	**–**	–	–	**–**	–	46,859
Net loss	**(42,288)**	(3,885)	(6,347)	**(2,467)**	(17,000)	(9,718)	**–**	–	–	**(44,755)**	(20,885)	(16,065)
Purchase of property, plant and equipment and other assets for the years ended December 31	**4,704**	3,600	4,928	**1,061**	458	5,934	**(51)**	–	174	**5,714**	4,058	11,036

27. Business segments and concentrations (cont.)

The Corporation's basis for attributing revenue from external customers is based on the location of the customer.

Telecommunication service revenue is generated entirely in Chile.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue:

For the year ended December 31, 2003:

	% of Revenue	Revenue
		$
Canada	4.5%	5,812
Chile	11.0%	14,064
Australia	12.3%	15,766
Other	72.2%	92,239
	100.0%	127,881

For the year ended December 31, 2002:

	% of Revenue	Revenue
		$
Canada	1.3%	2,611
Australia	16.7%	32,881
Thailand	18.4%	36,291
Saudi Arabia	23.8%	46,935
Other	39.8%	78,185
	100.0%	196,903

For the year ended December 31, 2001:

	% of Revenue	Revenue
		$
Canada	2.0%	3,252
Chile	12.3%	19,890
Philippines	14.7%	23,776
Saudi Arabia	16.0%	25,813
Thailand	16.8%	27,073
Other	38.2%	61,683
	100.0%	161,487

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue. All of these customers are part of the wireless telecommunications products business segment.

For the year ended December 31, 2003:

	Revenue ($)	% of Revenue
Telstra Corporation Limited	15,766	12.3%

For the year ended December 31, 2002:

	Revenue ($)	% of Revenue
Saudi Telecom Company	31,295	15.9%
Telstra Corporation Limited	32,881	16.7%
	64,176	32.6%

For the year ended December 31, 2001:

	Revenue ($)	% of Revenue
Rural Telephone Services Company Limited	25,001	15.5%
Department of Transport and Communications of the Philippines	18,114	11.2%
	43,115	26.7%

30. Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (cont.)

The following items present other supplementary U.S. GAAP disclosures:

Pro forma information regarding acquisition of Netro Corporation

The following pro forma information gives effect to the acquisition of Netro as if it had occurred on January 1, 2003 and 2002, respectively.

	December 31	
	2003	2002
	$	$
Revenue	**136,870**	219,010
Net loss	**(88,306)**	(117,510)
Net loss per share	**(8.85)**	(12.21)

Fair value of stock options

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, regarding the Corporation's stock option plan. The following assumptions were used for grants:

	December 31	
	2003	2002
Dividend yield	**0.0%**	0.0%
Expected volatility	**65.0%**	65.0%
Risk-free interest rates	**4.7%**	4.7%
Expected life	**5 years**	5 years

Under U.S. GAAP, the Corporation accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured by the excess of the quoted market price of the Company's stock at the grant date over the exercise price. Had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with SFAS 123, the Corporation's pro forma net loss and loss per share would have been as follows:

	December 31	
	2003	2002
	$	$
Net loss – U.S. GAAP		
As reported	**(43,700)**	(11,125)
Fair value of stock-based compensation	**(1,044)**	(352)
Pro forma	**(44,744)**	(11,477)
Basic and diluted earnings per share – U.S. GAAP		
As reported	**(6.06)**	(2.03)
Pro forma	**(6.21)**	(2.10)
Stock-based compensation included in net loss as reported	**–**	–
Weighted average fair value of options granted by the Corporation	**16.24**	9.10

In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure", an amendment of FASB Statement No. 123 which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, the Corporation may adopt the recommendations of SFAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or (3) prospectively to awards granted or modified since January 1, 1995. SFAS 148 is effective for years ending after December 15, 2002. The Corporation did not adopt the fair value based method under SFAS 123.

31. Subsequent event

On February 18 and 24, 2004, the Corporation completed a public and private offering of 7,142,929 units for gross proceeds of $50,000,503, which includes the exercise of the over-allotment option. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006. The gross proceeds will be allocated between common shares and warrants based on their fair values.

(v) *Net unrealized holding gains (losses)*
Under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", the Corporation's investments in securities would be classified as available-for-sale securities and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders' equity on the balance sheet, until realized. On realization, comprehensive income (loss) would be adjusted to reflect the reclassification of the gains or losses into income (loss). As at December 31, 2003, the carrying value of the investments approximated market value.

(vi) *Share issue costs*
Under Canadian GAAP, share issue costs may be charged to retained earnings. Under U.S. GAAP, share issue costs must be deducted from the proceeds of issue. In 2003, share issue costs deducted from retained earnings amounted to $527,000 (2002 – nil). Accordingly, there is no impact in the reconciliation of shareholder's equity from Canadian GAAP to U.S. GAAP.

(vii) *Statement of cash flows*
Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. Under U.S. GAAP, cash position is only defined as cash and cash equivalents. As at December 31, 2003, there was $670,000 of temporary bank indebtedness included in cash and cash equivalents (2002 – $364,000).

(viii) *Research and development*
Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under U.S. GAAP, Canadian federal investment tax credits are included in the provision for income taxes. Accordingly, $1,954,000 (2002 – $4,361,000) of federal investment tax credits recorded as a reduction of research and development expense under Canadian GAAP would have been reclassified as a reduction of income tax expense for U.S. GAAP purposes. The average remaining life of the investment tax credit assets is approximately 6 to 10 years. The cost reduction method is used to account for investment tax credits.

(ix) *Gross profit relating to CTR*
Under Canadian reporting, telecommunications operating expenses have not been included in the determination of gross profit. Under U.S. reporting, all operating costs related to the telecommunication service provider would be included in the determination of gross profit. The resulting gross profit (including the impact described in note 30 (xi) below) under U.S. GAAP for the years ended December 31, 2003 and 2002 is $43,231,000 and $82,864,000, respectively.

(x) *Statement of Comprehensive loss*
Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

(xi) *Restructuring charges*
For U.S. reporting purposes, inventory write-downs in the nature described in note 19 would be included as a component of cost of revenue and not included in restructuring charges.

(xii) *Recent pronouncements*
In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 – Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation's business, results of operations or financial condition.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003 but do not supercede existing authoritative guidance. The adoption of Issue 00-21 did not have an impact on the Corporation's results of operations or financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Corporation's results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Corporation's results of operations or financial condition.

30. Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures

These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain material respects from United States GAAP ("U.S. GAAP"). While the information presented below is not a comprehensive summary of all differences between Canadian and U.S. GAAP, other differences are considered unlikely to have a significant impact on the consolidated net loss and shareholders' equity of the Corporation.

All material differences between Canadian GAAP and U.S. GAAP and the effect on net loss and shareholders' equity are presented in the following tables with an explanation of the adjustments.

	December 31	
	2003	2002
	$	$
Net loss – Canadian GAAP	**(44,755)**	(20,885)
Adjustments		
Asset impairment (i)	**1,666**	1,666
Bid costs (ii)	**97**	27
Deferred charges and start-up costs (ii)	**2,041**	1,767
Derivative instruments (iii)	**(2,425)**	2,900
Loss on change in ownership in subsidiary company (iv)	**–**	3,974
Tax effect of above adjustments	**(324)**	(574)
Net loss – U.S. GAAP	**(43,700)**	(11,125)
Basic and diluted loss per share – U.S. GAAP	**(6.06)**	(2.03)

Reconciliation of shareholders' equity

	December 31	
	2003	2002
	$	$
Shareholders' equity – Canadian GAAP	**91,740**	102,326
Adjustments		
Asset impairment (i)	**(20,726)**	(22,392)
Bid costs (ii)	**–**	(97)
Deferred charges and start-up costs (ii)	**(1,709)**	(3,750)
Derivative instruments (iii)	**475**	2,900
Tax effect of above adjustments	**907**	1,231
Shareholders' equity – U.S. GAAP	**70,687**	80,218

(i) *Asset impairment*
Under Canadian GAAP, the impairment loss recorded in 2001 was based on the difference between the carrying value of the asset and the undiscounted future net cash flows. Under U.S. GAAP, if the undiscounted future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting adjustment is net of the impact of depreciation.

(ii) *Bid costs, deferred charges and start-up costs*
Under Canadian GAAP, bid costs, deferred charges and start-up costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, such costs are expensed as incurred. The resulting adjustments are net of the amounts amortized under Canadian GAAP.

(iii) *Derivative instruments*
Under U.S. GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of embedded derivatives is $475,000 at December 31, 2003 and $2,900,000 at December 31, 2002.

(iv) *(Loss) gain on change in ownership in subsidiary company*
Under U.S. GAAP, gain recognition upon the issuance of shares by a subsidiary is not appropriate where, amongst other considerations, a subsequent repurchase of shares is contemplated. As a result, the dilution gain recorded in 2001 and the loss on share repurchase in 2002 under Canadian GAAP is accounted for as an equity transaction under U.S. GAAP. Accordingly, there is no impact in the reconciliation of shareholders' equity from Canadian GAAP to U.S. GAAP.

The following sets forth the property, plant and equipment by location:

	December 31 2003	December 31 2002
	$	$
Canada	**16,029**	13,476
Chile	**66,756**	72,547
Other	**7,342**	5,245
	90,127	91,268

28. Financial instruments

The Corporation operates internationally, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The Corporation may use derivative financial instruments to reduce these risks but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk

The Corporation has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk

The Corporation has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely-tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Credit risk

The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from a customer represents 18% of the total trade receivables (2002 – three customers represented 35%).

Fair value of financial instruments

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

- Current financial assets and liabilities, lease liability and capital leases approximate their fair values.
- The fair values of the long-term contract holdbacks are impractical to determine due to the uncertainty as to the date on which they will be collected.
- The long-term accounts receivable approximates its fair value based on the evaluation of counsel.
- Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

The fair value and carrying amount of these financial instruments as at December 31, are as follows:

	2003		2002	
	Carrying amount	**Fair value**	Carrying amount	Fair value
	$	$	$	$
Debentures	**71,000**	**49,700**	75,000	39,750
Notes payable	**45,232**	**33,924**	64,761	61,468

29. Comparative figures

Certain comparative figures have been reclassified in order to conform with the basis of presentation adopted in the current year.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John C. Charles
Managing Director
LeBlanc & Royle Enterprises Inc.

Constance L. Crosby
Vice-President and General Counsel
Psion Teklogix Inc.

J.V. Raymond Cyr, O.C.
Chairman of the Board
Polyvalor Inc.

Paul A. Dickie
Chairman of the Board
SR Telecom Inc.

Lionel P. Hurtubise [1,2]
Chairman of the Board
Ericsson Canada Inc.

Paul E. Labbe [1]
Corporate Director and Consultant

Nancy E. McGee
Managing Director
LeBlanc & Royle Enterprises Inc.

Pierre St-Arnaud
President and Chief Executive Officer
SR Telecom Inc.

1 Member of the Audit Committee
2 Member of the Compensation and Nominating Committee
3 Member of the Corporate Governance Committee

OFFICERS

David L. Adams
Senior Vice-President, Finance
and Chief Financial Officer

Marie-France Desnoyers
Vice-President
Human Resources

Claude Giguere
Senior Vice-President
Sales and Marketing

Albert Israel
Vice-President
Research & Development

Allan Klein
Vice-President
Technology

Michael J. Morris
Senior Vice-President and General Manager
SR Telecom SAS France

Benoit Pinsonnault
Senior Vice-President
Operations

Pierre St-Arnaud
President and Chief Executive Officer

Marc St-Onge
Vice-President
Product Line Management

CORPORATE INFORMATION

HEAD OFFICE

SR Telecom Inc.
8150 Trans-Canada Highway
Montreal, Quebec
Canada H4S 1M5
Telephone: (514) 335-1210
Fax: (514) 334-7783
Visit our Website at: www.srtelecom.com

REGISTRAR

Computershare Trust Company of Canada
1500 University Street, 7th Floor
Montreal, Quebec
H3A 3S8

SHAREHOLDER INFORMATION

Shares
Number of common shares outstanding at December 31, 2003: 10,467,283
Public float: 8,778,165
Number of registered shareholders (common shares): 297
Volume of common shares traded in 2003
The Toronto Stock Exchange: 410,628,000
The NASDAQ Market: 1,549,239

STOCK EXCHANGES

SR Telecom's common shares are listed on The Toronto Stock Exchange under the symbol SRX.TO.
SR Telecom's common shares are listed on The NASDAQ National Market under the symbol SRXA.NASDAQ.

Requests for information should be directed to:
Mr. David L. Adams
Senior Vice-President, Finance
and Chief Financial Officer

Investor Relations – SR Telecom Inc.
8150 Trans-Canada Highway
Montreal, Quebec
Canada H4S 1M5
investor@srtelecom.com

Pour obtenir la version française de ce rapport, s'adresser à :
Monsieur David L. Adams
Vice-président principal, finances
et chef de la direction financière

Relations avec les investisseurs – SR Telecom inc.
8150, route Transcanadienne
Montréal (Québec)
Canada H4S 1M5
investor@srtelecom.com

Printed in Canada

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Maison Brison Inc.